Exhibit 2.1

Execution Version

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CISCO SYSTEMS, INC.,

AMARONE ACQUISITION CORP.

AND

ACACIA COMMUNICATIONS, INC.

JANUARY 14, 2021

i

2.17.	Material Contracts	40

2.18.	Export Control Laws, Import Control Laws and Sanctions	44

2.19.	Fairness Opinion	45

2.20.	Information Supplied	45

Article III REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB		46

3.1.	Organization, Standing and Power	46

3.2.	Authority; Non-contravention	46

3.3.	No Prior Sub Operations	47

3.4.	Stock Ownership	47

3.5.	Information Supplied	47

3.6.	Availability of Funds	47

3.7.	Absence of Litigation	47

3.8.	Brokers	47

3.9.	No Additional Representations	47

Article IV CONDUCT PRIOR TO THE EFFECTIVE TIME		48

4.1.	Conduct of Business of the Company and the Subsidiaries	48

4.2.	Restrictions on Conduct of Business of the Company and Subsidiaries	49

Article V ADDITIONAL AGREEMENTS		53

5.1.	Proxy Statement	53

5.2.	Company Stockholder Meeting; Board Recommendation	54

5.3.	No Solicitation; Acquisition Proposals	55

5.4.	Access to Information	60

5.5.	Confidentiality; Public Disclosure	60

5.6.	Regulatory Approvals	61

5.7.	Reasonable Best Efforts	63

5.8.	Third-Party Consents; Consultations	63

5.9.	Notice of Certain Matters	63

5.10.	Employees and Contractors	63

5.11.	Equity Matters	65

5.12.	Termination of Benefit Plans	65

5.13.	D&O Indemnification	65

5.14.	Section 16 Matters	67

5.15.	Takeover Statute	67

5.16.	Certain Tax Certificates and Documents	67

5.17.	Director and Officer Resignations	67

5.18.	Stock Exchange Delisting; Deregistration	68

5.19.	Stockholder and Material Litigation	68

5.20.	Amendment to Supply Agreement	68

Article VI CONDITIONS TO THE MERGER		68

6.1.	Conditions to Obligations of Each Party to Effect the Merger	68

6.2.	Additional Conditions to Obligations of the Company	69

6.3.	Additional Conditions to the Obligations of Parent and Sub	69

Article VII TERMINATION, AMENDMENT AND WAIVER		70

7.1.	Termination	70

7.2.	Effect of Termination	72

7.3.	Expenses and Termination Fees	72

7.4.	Amendment	73

7.5.	Extension; Waiver	73

Article VIII GENERAL PROVISIONS		74

8.1.	Non-Survival of Representations and Warranties	74

8.2.	Notices	74

8.3.	Interpretation	75

8.4.	Counterparts	76

8.5.	Entire Agreement; Parties in Interest	76

8.6.	Assignment	76

8.7.	Severability	76

8.8.	Remedies Cumulative; Specific Performance	76

8.9.	Governing Law	77

8.10.	Rules of Construction	77

8.11.	WAIVER OF JURY TRIAL	77

8.12.	Original Agreement	77

EXHIBITS

Exhibit A	-	Form of Voting Agreement and Irrevocable Proxy
Exhibit B	-	Form of Certificate of Merger
Exhibit C	-	Form of Bylaws

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 14, 2021 (the “Agreement Date”), by and among Cisco Systems, Inc., a California corporation (“Parent”), Amarone Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Sub”), and Acacia Communications, Inc., a Delaware corporation (the “Company”).

RECITALS

A. Parent, Sub and the Company are parties to that certain Agreement and Plan of Merger (the “Original Agreement”), dated as of July 8, 2019 (the “Original Agreement Date”), pursuant to which Sub would merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Original Agreement.

B. Pursuant to Section 7.4 of the Original Agreement, Parent, Sub and the Company now desire to amend and restate the Original Agreement in its entirety on the terms and subject to the conditions set forth in this Agreement.

C. The board of directors of the Company (the “Company Board”) and the boards of directors of Parent and Sub (or duly authorized committees thereof) have determined that it would be advisable to, and in the best interests of, their respective companies and the stockholders of their respective companies to consummate the Merger, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”).

D. Parent, Sub and the Company desire to set forth certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

E. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Parent to enter into this Agreement, certain of the Company’s stockholders are entering into voting agreements and irrevocable proxies in substantially the form attached hereto as Exhibit A (each, a “Voting Agreement”), pursuant to which such stockholders have, among other matters, agreed to vote their shares of Company Common Stock in favor of, and otherwise support, the Merger and the other Transactions, each on the terms and subject to the conditions set forth in the Voting Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1. Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings indicated below.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement (i) that contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement need not contain any “standstill” or similar covenant, and (ii) that does not include any provision for any exclusive right to negotiate with such Person or having the actual or purported effect of restricting the Company from fulfilling its obligations under this Agreement, including under Section 5.3.

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

“Ancillary Agreements” means a Non-Competition Agreement, a Proprietary Information and Inventions Assignment Agreement, a Technology Transfer Assessment and Arbitration Agreement, each to be entered into with Parent.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) the U.K. Bribery Act 2010, as amended, and (iii) any other Applicable Legal Requirements related to anti-bribery or anti-corruption.

“Applicable Legal Requirements” means with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, resolution, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or its subsidiaries, their business or any of their respective assets or properties.

“Business” means the business of the Company and the Subsidiaries as currently conducted, including the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any and all Company Products in any and every applicable territory in the world.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.

“Cash-Out Amount” means: (i) with respect to (A) a Vested Company Option or (B) an Unvested Company Option, to the extent such Unvested Company Option would have become vested under the vesting schedule in place for such award immediately prior to or at the Effective Time (each such amount that would have become vested, an “Option Vesting Portion”), an amount of cash, without interest, equal to (I) the number of shares of Company Common Stock subject to such Vested Company Option or Option Vesting Portion, as applicable, multiplied by (II) the Per Share Cash Amount less the exercise price per share of such Vested Company Option or Option Vesting Portion, as applicable, in effect immediately prior to the Effective Time; provided that if the exercise price per share of such Company Option is equal to or greater than the Per Share Cash Amount, the Cash-Out Amount for such Company Option shall be zero, and (ii) with respect to (A) (I) a Vested Company RSU or (II) an Unvested Company RSU, to the extent such Unvested Company RSU would have become vested under the vesting schedule in place for such award immediately prior to or at the Effective Time (each such amount that would have become vested, an “RSU Vesting Portion”) or (B) (I) a Vested Company PSU, or (II) an Unvested Company PSU, to the extent such Unvested Company PSU would have become vested under the vesting schedule in place for such award immediately prior to or at the Effective Time (each such amount that would have become vested, a “PSU Vesting Portion”), an amount of cash, without interest, equal to (x) the number of shares of Company Common Stock issuable upon settlement of such Vested Company RSU, RSU Vesting Portion, Vested Company PSU or PSU Vesting Portion, as applicable, multiplied by (y) the Per Share Cash Amount.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Debt” means all indebtedness of the Company and the Subsidiaries for borrowed money, whether current or funded, short- or long-term, secured or unsecured, direct or indirect, including any accrued and unpaid interest, fees, premiums and prepayment or termination penalties (including, if applicable as of the date of determination, any penalties payable by the Company or the Subsidiaries in connection with the termination or prepayment in full of any Company Debt at or prior to the Closing), if any, and including, without duplication, (i) any indebtedness evidenced by any bond, debenture, note, mortgage, indenture, letter of credit or other debt instrument or debt security, (ii) any indebtedness to any lender or creditor under credit facilities of the Company, (iii) any indebtedness for the deferred purchase price of property with respect to which the Company is liable contingently or otherwise, as obligor or otherwise, (iv) any cash overdrafts, (v) amounts owing under any capitalized leases, (vi) any drawn amounts under letter of credit arrangements, and (vii) any liability of other Persons of the type described in clauses (i) through (vi) that the Company or any Subsidiary has guaranteed, that is recourse to the Company or any Subsidiary or any of their assets or that is otherwise the legal liability of the Company or any Subsidiary (other than, in each case, accounts payable to trade creditors and accrued expenses).

“Company ESPP” means the Company’s Amended and Restated 2016 Employee Stock Purchase Plan.

“Company Option Plans” means the stock option plans, programs, agreements or arrangements of the Company, collectively and as amended, including the Company’s 2009 Stock Plan and the Company’s 2016 Equity Incentive Plan but not including the Company ESPP.

“Company Options” means options to purchase shares of Company Common Stock granted under the Company Option Plans.

“Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

“Company PSUs” means performance-based restricted stock units granted under the Company Option Plans (other than Company PSUs the performance period of which has ended prior to the Effective Time and which continue to vest, if at all, based solely on the passage of time).

“Company RSUs” means restricted stock units that vest based solely on the passage of time (including, for the avoidance of doubt, Company PSUs the performance period of which has ended prior to the Effective Time and which continue to vest based solely on the passage of time as of the Effective Time) granted under the Company Option Plans.

“Continuing Employees” means the employees of the Company or the Subsidiaries as of the Effective Time.

“Contract” means any legally binding agreement, contract, subcontract, lease, obligation, promise, instrument, indenture, mortgage, note, option, guarantee, warranty, purchase order, license, sublicense, insurance policy, commitment or undertaking of any nature other than purchase orders issued under a governing Contract that do not contain binding obligations (excluding pricing, delivery and quantity terms) beyond the obligations provided under the Contract under which the applicable purchase order is issued.

“Delaware Law” means the General Corporation Law of the State of Delaware, as amended.

“Designated Exchange Rate” means, in respect of any date, the rate of exchange from the applicable foreign currency to dollars as published by the Wall Street Journal https://www.wsj.com/market-data/currencies/exchangerates for the end of the trading day prior to such date.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly demanded (and not withdrawn or lost) in accordance with Delaware Law in connection with the Merger.

“Dissenting Stockholder” means any stockholder of the Company holding Dissenting Shares as of the Effective Time.

“Employment Offer Documents” means any agreement entered into by and between any Continuing Employee and Parent or any of its Subsidiaries.

“Encumbrance” means, with respect to any asset or security, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset or security (including any restriction on (i) the voting of any security or the transfer of any security, (ii) the use of any owned asset and (iii) the possession, exercise or transfer of any other attribute of ownership of any tangible asset).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis throughout the relevant periods.

“Governmental Entity” means any national, state, municipal, local or foreign government, any court, tribunal, arbitrator, quasi-judicial or administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Key Employee” means each employee of the Company listed on Schedule 1.1-A of the Company Disclosure Letter.

“knowledge” means, with respect to the Company, the knowledge of any individual set forth on Schedule 1.1-B of the Company Disclosure Letter as of the Original Agreement Date with respect to a fact, circumstance, event or other matter after reasonable inquiry.

“Legal Proceeding” means any private or governmental action, inquiry, claim, charge, complaint, demand, proceeding, suit, hearing, litigation, arbitration, mediation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Applicable Legal Requirement, Order or Contract, regardless of whether the same would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“made available” means, with respect to any statement in this Agreement or the Company Disclosure Letter to the effect that any information, document or other material has been “made available” to Parent, that such information, document or material was: (i) made available for review by Parent and its Representatives in the virtual data room established in connection with the Transactions at least six hours prior to the execution of the Original Agreement, (ii) actually delivered (whether by physical or electronic delivery) to Parent or its Representatives at least six hours prior to the execution of the Original Agreement or (iii) the relevant part of which is contained in unredacted form in the Company SEC Reports; provided that any information, document or material that has been made available or delivered to Parent or its Representatives pursuant to a request by Parent or its Representative that was made within a six-hour period prior to the execution of the Original Agreement shall be deemed made available or delivered, as long as such information, document or material was made available or delivered prior to the execution of the Original Agreement.

“Material Adverse Effect” means with respect to the Company and the Subsidiaries, taken as a whole, any change, event, occurrence, circumstance, condition or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect, considered together with all other Effects, would constitute a breach of the representations or warranties made by such Person in this Agreement (i) would, or would reasonably be expected to, be or become materially adverse to the financial condition (including assets and liabilities, taken as a whole), business, operations or results of operations of the Company and the Subsidiaries, taken as a whole; provided that none of the following shall be deemed in and of themselves, either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole: (A) changes in general economic conditions or financial, credit, foreign exchange, securities, currency, capital or other financial markets, including any disruption thereof, in the United States, any other country or region in the world or the global economy generally, (B) changes generally affecting the industry in which the Company and the Subsidiaries operate, (C) changes in Applicable Legal Requirements, (D) changes in GAAP, or other accounting regulations or principles or interpretations thereof, that apply to the Company and the Subsidiaries, (E) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, or acts of terrorism, (F) epidemics, quarantine restrictions, wildfires, earthquakes, hurricanes, tornadoes, other natural disasters or similar calamity or crisis, (G) changes in the trading volume or trading prices of such entity’s capital stock in and of themselves (provided that such exception shall not apply to any underlying Effect that may have caused such change in the trading prices or volumes), (H) any failure, in and of itself, to meet market revenue or earnings expectations, including revenue or earnings projections or predictions made by the Company (whether or not publicly announced) or securities or financial analysts and any resulting analyst downgrades of the Company’s securities in and of themselves (provided that such exception shall not apply to any underlying Effect that may have caused such failure or such downgrades), (I) changes in the Company’s and the Subsidiaries’ relationships with employees, customers, distributors, suppliers, vendors, licensors or other business partners as a result of the announcement or pendency of the Original Agreement, this Agreement or the anticipated consummation of the Merger and the other Transactions (provided that the exceptions in this clause (I) will not apply with respect to the representations and warranties contained in Section 2.3(b) or, solely to the extent related to the representations and warranties contained in Section 2.3(b), Section 6.3(a) and Section 7.1(f)), (J) any actions taken or failure to take action, in each case, that Parent has expressly in writing approved, consented to or requested and (K) any actual or threatened Stockholder Litigation; provided that the exceptions in clauses (A) through (F) shall not apply to the extent that such changes disproportionately and adversely affect the Company and the Subsidiaries, taken as a whole, as compared to other participants in the industry and the regions in the world in which the Company and the Subsidiaries operate, or (ii) would, or would reasonably be expected to, prohibit the Company’s ability to consummate the Transactions in accordance with this Agreement and Applicable Legal Requirements in the United States (provided that the absence of or failure to obtain any consent, approval, waiver or clearance from any Governmental Entity under Antitrust Laws with respect to the Transactions shall not constitute a Material Adverse Effect under this clause (ii)).

“Order” means any judgment, writ, decree, stipulation, determination, decision, legal or arbitration award, settlement or consent agreement, charge, ruling, injunction, restraining order or other order issued, promulgated or entered into by or with (or in the case of a settlement or consent agreement, subject to) any Governmental Entity, whether temporarily, preliminarily or permanently in effect.

“Ordinary Course of Business” means, in reference to any action taken by the Company, including indirectly through any of the Subsidiaries, that such action (or inaction) (i) is consistent with the Company’s past practices and (ii) is taken (or refrained from being taken) in the ordinary course of the Company’s business.

“Parent Material Adverse Effect” means any Effect that would, or would reasonably be expected to, prohibit Parent’s or Sub’s ability to consummate the Transactions in accordance with this Agreement and Applicable Legal Requirements in the United States (provided that the absence of or failure to obtain any consent, approval, waiver or clearance from any Governmental Entity under Antitrust Laws with respect to the Transactions shall not constitute a Parent Material Adverse Effect).

“Per Share Cash Amount” means $115.00 in cash per share of Company Common Stock.

“Permitted Encumbrance” means (i) liens for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings (provided that reserves, established in accordance with GAAP and to the extent required by GAAP, have been recorded on the Company Balance Sheet for any such contest that is material), (ii) statutory liens that are incurred in the Ordinary Course of Business with respect to obligations that are not yet due and payable or that are being contested in good faith (provided that reserves, established in accordance with GAAP and to the extent required by GAAP, have been recorded on the Company Balance Sheet for any such contest that is material), (iii) any Encumbrance representing the rights of suppliers and subcontractors in the Ordinary Course of Business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the Ordinary Course of Business), (iv) such imperfections of title and non-monetary Encumbrances and other liens, in each case incurred in the Ordinary Course of Business, that are not reasonably likely to materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair any business operations involving such properties, (v) liens incurred in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (vi) any Encumbrances for which appropriate reserves have been established in the consolidated financial statements of the Company and the Subsidiaries, (vii) liens securing indebtedness for borrowed money or Company Debt, in each case that is reflected on the Company Balance Sheet, (viii) any Encumbrances arising under equipment leases with third parties (to the extent the Company is not in breach of such leases), (ix) liens arising under applicable securities laws, (x) with respect to leases of real property, Encumbrances on the underlying real property or (xi) non-exclusive licenses granted to customers in the Ordinary Course of Business.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, unincorporated association, joint venture, business organization or Governmental Entity.

“Reference Date” means May 13, 2016.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Repurchase Rights” means outstanding rights to repurchase Unvested Company Shares that are held by the Company or similar restrictions in the Company’s favor with respect to shares of Company Capital Stock.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Subsidiary” means any corporation, association, business entity, partnership, joint venture, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), Code Section 59A or windfall profit tax, custom duty or other tax of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Tax Authority.

“Tax Authority” means any Governmental Entity responsible for the assessment, determination, collection or administration of any Tax (domestic or foreign).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment and information returns and reports) filed or required to be filed with any Tax Authority with respect to Taxes.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Unvested Company Options” means any Company Options that are not vested under the terms of any Contract with the Company as of immediately prior to the Effective Time (including any stock option agreement).

“Unvested Company PSUs” means any Company PSUs that are not vested under the terms of any Contract with the Company as of immediately prior to the Effective Time (including any performance stock unit agreement).

“Unvested Company RSUs” means any Company RSUs that are not vested under the terms of any Contract with the Company as of immediately prior to the Effective Time (including any restricted stock unit agreement).

“Vested Company Options” means any Company Options that are vested under the terms of any Contract with the Company as of immediately prior to the Effective Time (including any stock option agreement).

“Vested Company PSUs” means any Company PSUs that are vested under the terms of any Contract with the Company as of immediately prior to the Effective Time (including any performance stock unit agreement).

“Vested Company RSUs” means any Company RSUs that are vested under the terms of any Contract with the Company as of immediately prior to the Effective Time (including any restricted stock unit agreement).

(b) Other capitalized terms used herein and not defined in Section 1.1(a) have the meanings ascribed to such terms in the following Sections:

“2010 Health Care Law”	2.11(r)

“401(k) Plan”	5.12

“Acquisition”	7.3(d)

“Agreement”	Preamble

“Agreement Date”	Preamble

“Antitrust Laws”	5.6(a)

“Antitrust Restraint”	5.6(d)

“Author”	2.9(k)

“Certificate of Merger”	1.2

“Certificates”	1.9(c)

“Change of Recommendation”	5.2(b)

“CIC Plan”	1.8(a)(v)

“Closing”	1.3

“Closing Date”	1.3

“COBRA”	2.12(c)

“Company”	Preamble

“Company Associate”	4.2(b)

“Company Authorizations”	2.7(b)

“Company Balance Sheet”	2.4(b)

“Company Balance Sheet Date”	2.4(b)

“Company Board”	Recitals

“Company Board Recommendation”	5.2(b)

“Company Disclosure Letter”	Article II

“Company Employee Plans”	2.12(a)

“Current ESPP Offering Period”	5.11

“Company Insiders”	5.14

“Company Intellectual Property”	2.9(a)(i)

“Company Intellectual Property Agreements”	2.9(a)(ii)

“Company-Owned Intellectual Property”	2.9(a)(iii)

“Company Products”	2.9(a)(iv)

“Company Registered Intellectual Property Rights”	2.9(a)(v)

“Company Representatives”	5.3(a)

“Company SEC Reports”	2.4(a)

“Company Source Code”	2.9(a)(vi)

“Company Stockholder Approval”	2.3(a)

“Company Stockholder Meeting”	5.2(a)

“Company Voting Debt”	2.2(d)

“Confidential Information”	2.9(n)

“Confidentiality Agreement”	5.5(a)

“Effect”	Material Adverse Effect

“Effective Time”	1.4

“End Date”	7.1(b)

“Enforceability Limitations”	2.3(a)

“Environmental and Safety Laws”	2.9(a)(i)

“ERISA”	2.11(a)

“ERISA Affiliate”	2.11(e)

“EU”	2.18(a)(ii)

“Exchange Agent”	1.9(a)

“Existing D&O Policy”	5.13(b)

“Export Control Laws”	2.18(a)(iii)

“Facilities”	2.10(a)(ii)

“Financial Statements”	2.4(b)

“Foreign Plan”	2.11(f)

“FSA”	5.12

“Goldman Sachs”	2.15

“Government Contract”	2.17(a)(xvi)

“Hazardous Materials”	2.10(a)(iii)

“Import Control Laws”	2.18(a)(iv)

“Indemnified Parties”	5.13(a)

“Intellectual Property”	2.9(a)(vii)

“Intellectual Property Rights”	2.9(a)(viii)

“Intervening Event”	5.3(e)(iii)

“Leased Real Property”	2.8(b)

“Material Contract”	2.17(a)

“Maximum Premium”	5.13(b)

“Measurement Date”	2.2(c)

“Merger”	Recitals

“Merger Notification Filings”	5.6(a)

“New Measurement Date”	2.2(a)

“Notice of Intervening Event”	5.3(e)(iv)

“Notice of Superior Proposal”	5.3(d)(iv)

“Open Source Materials”	2.9(p)

“Option Vesting Portion”	Cash-Out Amount

“Ordinary Commercial Agreements”	2.11(d)

“Original Agreement”	Recitals

“Original Agreement Date”	Recitals

“Parent”	Preamble

“Pre-Closing Period”	4.1

“Property”	2.10(a)(iv)

“Proprietary Information and Technology”	2.9(a)(ix)

“Proxy Statement”	2.20

“PSU Vesting Portion”	Cash-Out Amount

“Regulation S-K”	2.4(b)

“Rejection Recommendation”	7.1(h)

“Release”	2.10(a)(v)

“Required Fiduciary Disclosure”	5.3(f)

“Reviewed Return”	5.16(b)

“RSU Vesting Portion”	Cash-Out Amount

“Sanctions”	2.18(a)(v)

“Section 16 Information”	5.14

“Significant Customer”	2.16(a)

“Significant Supplier”	2.16(b)

“SOXA”	2.4(e)

“Standard Inbound IP Agreements”	2.9(a)(x)

“Standard NDA”	2.9(a)(x)

“Standard Outbound IP Agreements”	2.9(a)(xi)

“Stockholder Litigation”	5.19

“Sub”	Preamble

“Superior Proposal”	5.3(c)

“Superior Proposal Materials”	5.3(d)(iv)

“Surviving Corporation”	1.2

“Termination Fee”	7.3(b)

“Third-Party Intellectual Property”	2.9(a)(xii)

“Transactions”	Recitals

“Triggering Event”	7.1(h)

“Uncertificated Shares”	1.9(c)

“Unvested Cash”	1.8(a)(iv)

“Unvested Cash (Options/RSUs)”	1.8(a)(iii)

“Unvested Cash (PSUs)”	1.8(a)(iv)

“Voting Agreement”	Recitals

“WARN Act”	2.12(q)

1.2. The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the certificate of merger in the form attached hereto as Exhibit B (the “Certificate of Merger”), which shall include the form of certificate of incorporation of the Surviving Corporation and the applicable provisions of Delaware Law, Sub shall merge with and into the Company, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.3. Closing. Unless this Agreement is earlier and validly terminated in accordance with Section 7.1, the closing of the Transactions (the “Closing”) shall take place (i) at a time and date to be specified by the parties hereto that will be no later than the third Business Day after the satisfaction or waiver of each of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (ii) at such other time as the parties hereto agree in writing. The Closing shall take place virtually via the electronic exchange of documents and signatures, or in such other manner as the parties hereto agree in writing. The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.4. Effective Time. At the Closing, after the satisfaction or waiver in writing of each of the conditions set forth in Article VI, Sub and the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing, or such later time as may be agreed by Parent and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

1.5. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become debts, liabilities and duties of the Surviving Corporation.

1.6. Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended in its entirety to read as set forth in Attachment A to the Certificate of Merger, until thereafter amended as provided by Delaware Law and such certificate of incorporation.

(b) At the Effective Time, the parties hereto shall cause the bylaws of the Surviving Corporation to be amended and restated in their entirety to read as set forth on Exhibit C attached hereto, until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

1.7. Directors and Officers of the Surviving Corporation.

(a) The parties hereto shall take all necessary action prior to the Closing so that, effective as of the Effective Time, the members of the board of directors of Sub immediately prior to the Effective Time shall be appointed as the sole members of the board of directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The parties hereto shall take all necessary action prior to the Closing so that, effective as of the Effective Time, the officers of Sub immediately prior to the Effective Time shall be appointed as the sole officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.8. Effect on Company Capital Stock, Company Options, Company RSUs and Company PSUs.

(a) On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any holder of Company Capital Stock:

(i) Company Common Stock. At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares cancelled pursuant to Section 1.8(c)) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9, an amount of cash equal to the Per Share Cash Amount, without interest. As of the Effective Time, all such shares of Company Common Stock shall automatically be cancelled and no longer be deemed outstanding, and the holders thereof shall not have any rights with respect thereto, except the right to receive the Per Share Cash Amount, without interest, upon surrender of Certificates and/or Uncertificated Shares in accordance with Section 1.9.

(ii) Vested Company Options, Vested Company RSUs and Vested Company PSUs. Notwithstanding anything to the contrary herein, Parent will not assume any Vested Company Option, Vested Company RSU or Vested Company PSU. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each Vested Company Option that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time, each Vested Company RSU that is unexpired, outstanding and has not yet been settled as of immediately prior to the Effective Time, and each Vested Company PSU that is unexpired, outstanding and has not yet been settled as of immediately prior to the Effective Time, each subject to and in accordance with Section 1.9, shall terminate and be converted into and represent the right to receive the applicable Cash-Out Amount from Parent for such Vested Company Option, Vested Company RSU or Vested Company PSU; provided that the Surviving Corporation and Parent shall be entitled to deduct and withhold from such Cash-Out Amount the amount of withholding for Taxes required to be deducted and withheld as a result of the Transactions. The Cash-Out Amount payable pursuant to this Section 1.8(a)(ii) shall be rounded to the nearest cent and computed after aggregating Cash-Out Amounts for all Vested Company Options, Vested Company RSUs or Vested Company PSUs represented by a particular grant held by such Person.

(iii) Unvested Company Options and Unvested Company RSUs. Notwithstanding anything to the contrary herein, Parent will not assume any Unvested Company Option or any Unvested Company RSU. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each Unvested Company Option that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time, and each Unvested Company RSU that is unexpired, outstanding and has not yet been settled as of immediately prior to the Effective Time, each subject to and in accordance with Section 1.8(a)(v) and Section 1.9, shall be converted into and represent the right to receive the applicable Cash-Out Amount from Parent for such Unvested Company Option or Unvested Company RSU (the “Unvested Cash (Options/RSUs)”).

(iv) Unvested Company PSUs. Notwithstanding anything to the contrary herein, Parent will not assume any Unvested Company PSU. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each Unvested Company PSU that is unexpired, outstanding and has not yet been settled immediately prior to the Effective Time, subject to and in accordance with Section 1.8(a)(v) and Section 1.9, shall be converted into and represent the right to receive the applicable Cash-Out Amount from Parent for such Unvested Company PSU (the “Unvested Cash (PSUs)” and, together with the Unvested Cash (Options/RSUs), the “Unvested Cash”).

(v) Payment of Unvested Cash (Options/RSUs) and Unvested Cash (PSUs). The cash payment pursuant to (A) Section 1.8(a)(iii) for Unvested Company Options and Unvested Company RSUs shall be subject to the same restrictions and vesting arrangements (including all provisions with respect to the acceleration of vesting following the Effective Time that would apply if such awards were assumed by Parent pursuant to the Company’s Amended and Restated Severance and Change in Control Benefits Plan (the “CIC Plan”) and/or any retention agreement set forth on Schedule 1.8(a) of the Company Disclosure Letter after giving effect to the applicable Employment Offer Documents) that were applicable to such Unvested Company Options or Unvested Company RSUs, and (B) Section 1.8(a)(iv) in exchange for Unvested Company PSUs shall be subject to the same restrictions and vesting arrangements after giving effect to the applicable Employment Offer Documents that were applicable to such Unvested Company PSUs, in each case as of the Effective Time by virtue of Section 1.8(a)(iii) and Section 1.8(iv) as applicable. Therefore, the Unvested Cash (Options/RSUs) and Unvested Cash (PSUs) shall not be payable by Parent at the Effective Time, and shall instead become payable by Parent on the date that such Unvested Company Options, Unvested Company RSU or Unvested Company PSUs would have become vested under the vesting schedule in place for such awards at the Effective Time (subject to the restrictions and other terms of such vesting schedule and giving effect to the applicable terms with respect to acceleration of vesting under the CIC Plan and/or any retention agreement set forth on Schedule 1.8(a) of the Company Disclosure Letter and applicable Employment Offer Document); provided that if such conditions and terms are not satisfied and vesting ceases at any point after the Effective Time (after giving effect to any applicable terms of acceleration), no such cash payments shall be made. Parent shall make, or in its discretion shall cause the Surviving Corporation to make, all such required payments to holders of Unvested Cash (Options/RSUs) and Unvested Cash (PSUs) no later than the earlier of (A) the end of the second completed payroll cycle following the date on which the corresponding Unvested Company Option, Unvested Company RSU and Unvested Company PSUs would have become vested under the vesting schedule in place for such awards at the Effective Time and (B) the 15th day of the calendar month following the date on which the corresponding Unvested Company Option, Unvested Company RSU and Unvested Company PSUs would have become vested under the vesting schedule in place for such awards at the Effective Time and in no event later than the end of the calendar year in which the corresponding Unvested Company Option, Unvested Company RSU or Unvested Company PSUs, would have become vested (subject to the restrictions and other terms of such vesting schedule and giving effect to the applicable terms with respect to acceleration of vesting under the CIC Plan and/or any retention agreement set forth on Schedule 1.8(a) of the Company Disclosure Letter and applicable Employment Offer Documents); provided that Parent and the Surviving Corporation shall be entitled to deduct and withhold from such Unvested Cash (Options/RSUs) and Unvested Cash (PSUs) the amount of withholding for Taxes required to be deducted and withheld as a result of the Transactions. The Unvested Cash (Options/RSUs) payable pursuant to Section 1.8(a)(iii) and Unvested Cash (PSUs) payable pursuant to this Section 1.8(a)(v) on a given payment date shall be rounded to the nearest cent and computed after aggregating Cash-Out Amounts for all Unvested Company Options, Unvested Company RSUs and Unvested Company PSUs represented by a particular grant previously held by such Person that would have vested on the relevant vesting date. All amounts payable pursuant to Section 1.8(a)(v) and Section 1.8(a)(iv) shall be paid without interest. No Unvested Cash (Options/RSUs) or Unvested Cash (PSUs), or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Parent, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the distribution to such Person of such Unvested Cash (Options/RSUs) and Unvested Cash (PSUs) in accordance with this Agreement.

(b) Capital Stock of Sub. At the Effective Time, each share of capital stock of Sub that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of the sole stockholder of Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of common stock of the Surviving Corporation into which the shares of Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). The certificate evidencing ownership of shares of Sub common stock will evidence ownership of the same number of shares of common stock of the Surviving Corporation.

(c) Cancellation of Company Capital Stock Owned by the Company and Parent. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time, and each share of Company Capital Stock owned by Parent or any direct or indirect wholly-owned Subsidiary of the Company or subsidiary of Parent immediately prior to the Effective Time, shall be cancelled without any conversion thereof.

(d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Original Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties hereto the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e) Appraisal Rights. Notwithstanding anything to the contrary herein, if any stockholder of the Company that is entitled to assert appraisal rights properly demands appraisal rights in accordance with Delaware Law and complies with all conditions and obligations of Section 262 thereof, and such perfected appraisal rights are not effectively withdrawn or lost, each Dissenting Share held by such Dissenting Stockholder shall not be converted at the Effective Time into the right to receive the applicable portion of the consideration payable in the Merger, but shall be entitled only to such rights as are granted by Delaware Law to a holder of Dissenting Shares. The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time, withdrawals of such demands and any other instruments served pursuant to Delaware Law and received by the Company that relate to such demands, and (ii) the right to participate in all negotiations and proceedings with respect to such demands under Delaware Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. If, after the Effective Time, any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to seek appraisal rights, the Dissenting Shares held by such Dissenting Stockholder shall immediately be converted into the right to receive the cash payable pursuant to Section 1.8(a) in respect of such shares as if such shares never had been Dissenting Shares, and Parent shall issue and deliver to the holder thereof at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9(c), following the satisfaction of the applicable conditions set forth in Section 1.9(c), the amount of cash to which such holder would be entitled in respect thereof under Section 1.8(a) as if such shares never had been Dissenting Shares (and all such cash shall be deemed for all purposes of this Agreement to have become deliverable to such holder pursuant to Section 1.8(a)).

1.9. Surrender of Certificates.

(a) Exchange Agent. Parent’s transfer agent, Computershare Trust Company, N.A. shall act as exchange agent (the “Exchange Agent”) in the Merger.

(b) Parent to Deposit Cash. On or prior to the Closing Date, Parent shall deposit or cause a direct or indirect subsidiary of Parent to deposit with the Exchange Agent for exchange in accordance with this Article I the cash payable pursuant to Section 1.8(a)(i) and Section 1.8(a)(ii) (which, for the avoidance of doubt, excludes the Unvested Cash) (provided that the cash payable pursuant to Section 1.8(a)(ii) may instead be paid directly by either Parent through its payroll provider or, if so directed by Parent, by the Surviving Corporation through its payroll provider).

(c) Exchange Procedures. Promptly (and in any event within three Business Days) following the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use of such letter of transmittal in effecting surrender of Certificates in exchange for the cash payable pursuant to Section 1.8(a). Each holder of record of book-entry shares (“Uncertificated Shares”) shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the cash payable pursuant to Section 1.8(a). In lieu thereof, each holder of record of one or more Uncertificated Shares may provide an “agent’s message” in customary form with respect to any Uncertificated Share (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, or upon receipt by the Exchange Agent of an appropriate agent’s message (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Uncertificated Shares, each holder of such Certificate or such Uncertificated Shares shall be entitled to receive in exchange therefor the cash amount that such holder has the right to receive pursuant to Section 1.8(a) in respect of the Company Capital Stock represented by such Certificate or such Uncertificated Shares (which, for the avoidance of doubt, excludes any Unvested Cash), and the Certificate or Uncertificated Shares so surrendered shall forthwith be cancelled. Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive cash pursuant to Section 1.8(a), except as provided in Section 1.8(e).

(d) No Interest. No interest will be paid or accrued on any cash payable pursuant to Section 1.8(a) or otherwise in connection with the Merger.

(e) Transfers of Ownership. If any cash amount payable pursuant to Section 1.8(a) is to be paid to a Person other than the Person to which the Certificate or Uncertificated Shares surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Certificate or Uncertificated Shares so surrendered shall, as applicable, be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate or Uncertificated Shares surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.9, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Legal Requirement.

(g) Unclaimed Cash. Any portion of funds held by the Exchange Agent that has not been delivered to any holders of Certificates or Uncertificated Shares pursuant to this Article I within 12 months after the Effective Time shall promptly be paid to Parent, and thereafter each holder of a Certificate or Uncertificated Shares who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 1.9(c) shall look only to Parent (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to Section 1.8(a).

1.10. No Further Ownership Rights in Company Capital Stock. All cash paid or payable following the surrender for exchange of shares of Company Capital Stock in accordance with this Agreement shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Uncertificated Shares are presented to the Surviving Corporation for any reason, such Certificate or Uncertificated Shares shall be cancelled and exchanged as provided in this Article I.

1.11. Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such cash as may be required pursuant to Section 1.8(a) in respect of such Certificate; provided that Parent or the Exchange Agent may, in its respective reasonable discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to deliver a customary bond in such reasonable sum as Parent or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation, the Exchange Agent and/or any of their respective Representatives with respect to such Certificate.

1.12. Withholding Rights. Parent, the Surviving Corporation, their respective subsidiaries and the Exchange Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement and from any other payments otherwise required pursuant to this Agreement, to any holder of any shares of Company Capital Stock, any Company Options, any Company RSUs, any Company PSUs, any Certificates or any Uncertificated Shares such amounts as any of Parent, the Surviving Corporation, their respective subsidiaries or the Exchange Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any other Applicable Legal Requirements. To the extent that amounts are so withheld and paid over to or credited by the relevant Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.13. Tax Consequences. The parties hereto intend the Merger to be a taxable sale of the Company Capital Stock by the Company’s stockholders. Parent makes no representations or warranties to the Company or to any holder of Company Capital Stock, Company Options, Company RSUs or Company PSUs regarding the Tax treatment of the Merger, or any Tax consequences to the Company or any such holder arising in connection with this Agreement, the Merger or any of the other transactions or agreements contemplated by this Agreement. The Company acknowledges that the Company and such holders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated by this Agreement.

1.14. Exchange Rate. All amounts payable to any party under this Agreement shall be paid in dollars. Any amounts to be converted into Dollars for the purpose of calculating any amounts under this Agreement, shall be converted from the applicable foreign currency at the Designated Exchange Rate.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth in (x) the Company SEC Reports on Forms 10-K, 10-Q, DEF 14A and 8-K filed with the SEC prior to the Agreement Date (other than any predictive, cautionary or forward-looking disclosures contained under the caption “Risk Factors” or “Forward-Looking Statements” or under any similar precautionary sections or disclosures that are predictive, cautionary or forward-looking in nature) or (y) the exceptions set forth in the disclosure letter of the Company delivered to Parent and Sub concurrently with the execution of the Original Agreement (the “Company Disclosure Letter”) arranged in sections that correspond to the numbered sections contained in the Original Agreement, and the disclosure in any section shall qualify (a) the Section and, if applicable, the Subsection of Article II of the Original Agreement and this Agreement to which it corresponds and (b) the other Sections of the Original Agreement and this Agreement, to the extent the relevance of such disclosure to other representations and warranties is reasonably apparent from the actual text of the disclosed exception, the Company represents and warrants to Parent and Sub as follows (X) in respect of the first sentence of Section 2.1(a), Section 2.2(a), Section 2.3, Section 2.15, Section 2.19 and Section 2.20, as of the Agreement Date and (Y) in respect of all other representations and warranties in this Article II, as of the Original Agreement Date (in the case of both clauses (X) and (Y), except for any such representation or warranty (or portion thereof) that speaks as of a particular date or period of time, in which case as of such particular date or period of time):

2.1. Organization, Standing and Power; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary is an entity that is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (except, (i) in the case of good standing, any jurisdiction that does not recognize such concept and (ii) where the failure to be so organized, formed, existing or in good standing in any jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect). The Company and each Subsidiary has the corporate or other applicable power to own its properties and to conduct the Business and is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent the concept is recognized by such jurisdiction), except where the failure to be so qualified or licensed and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has made available to Parent a true, correct and complete copy of the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of the Company and each material Subsidiary, in each case as amended to date. Neither the Company nor any Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational or governing documents in any material respect. Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the Subsidiaries of the Company and their respective jurisdictions of organization or formation. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable (in any jurisdiction that recognizes such concepts), are owned by the Company or another Subsidiary free and clear of all Encumbrances other than Permitted Encumbrances, and are not subject to any preemptive right or right of first refusal, other than in favor of the Company or a Subsidiary, created by the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of such Subsidiary or any Contract to which the Company or such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts to which the Company or any of the Subsidiaries is party or by which the Company or any of the Subsidiaries is bound with respect to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities. Other than the Subsidiaries and in connection with passive investments in publicly traded securities, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. There are no outstanding obligations of the Company or any of the Subsidiaries under any Contract to which it is a party or by which it is bound to make any equity investment (in the form of a capital contribution or otherwise) in any other Person (other than the Company or a Subsidiary) in an amount in excess of $500,000 in respect of any single Person.

2.2. Capital Structure.

(a) The authorized capital stock of the Company consists solely of (i) 150,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of Company Preferred Stock. As of the date that is two Business Days before the Agreement Date (the “New Measurement Date”), a total of 42,363,774 shares of Company Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding. As of the Agreement Date, there are no shares of Company Capital Stock that have become outstanding since the New Measurement Date other than pursuant to the exercise of Company Options or the vesting of Company RSUs or Company PSUs outstanding on the New Measurement Date and included in the amounts set forth above or granted in accordance with Section 4.2. The Company holds 973,734 shares of Company Common Stock in its treasury as of the close of business on the New Measurement Date. As of the New Measurement Date, the Company has reserved (A) 5,130,960 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 526,583 shares are subject to outstanding and unexercised Company Options, 1,098,122 shares are subject to outstanding Company RSUs, 282,100 shares are subject to outstanding Company PSUs and 3,224,155 shares remain available for issuance thereunder and (B) 0 shares of Company Common Stock for issuance to employees pursuant to the Company ESPP.

(b) All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any preemptive rights, rights of first refusal and “put” or “call” rights created by the DGCL, the certificate of incorporation or bylaws of the Company or any Contract to which the Company is a party or by which it is bound. As of the Original Agreement Date, no shares of Company Capital Stock are, or may become, subject to a right of repurchase or otherwise not fully vested under the terms of any Contract with the Company at the Effective Time (including any stock option agreement, stock option exercise agreement, restricted stock purchase agreement or restricted stock grant agreement). There is no liability for dividends accrued and unpaid by the Company or any Subsidiary (other than a wholly-owned Subsidiary).

(c) The Company has no Company Options, Company RSUs or Company PSUs other than those granted pursuant to the Company Option Plans. Schedule 2.2(c)-1 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date that is two Business Days before the Original Agreement Date (the “Measurement Date”) of all holders of outstanding Company Options, whether or not granted under the Company Option Plans, including the number of shares of Company Common Stock subject to each such option, the date of grant, the exercise or vesting schedule, including the vesting commencement date and the terms of any acceleration thereof, the extent vested and unvested as of the Measurement Date, the exercise price per share, the Tax status of such option under Section 422 of the Code (or any intended applicable foreign tax scheme), the plan from which such Company Option was granted, the term of each such Company Option and the country of residence of each such holder. Schedule 2.2(c)-2 of the Company Disclosure Letter (which Schedule shall be a subset of Schedule 2.2(c)-1 of the Company Disclosure Letter) sets forth a true, correct and complete list as of the Measurement Date of all holders of outstanding Company Options that are held by Persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons), including an indication of the relationship between each such Person and the Company. Schedule 2.2(c)-3 of the Company Disclosure Letter sets forth a true, correct and complete list as of the Measurement Date of all holders of Company RSUs and Company PSUs, including the number of shares of Company Common Stock remaining subject to issuance under such Company RSUs and Company PSUs, the performance metrics and vesting schedule, including any applicable service-based vesting schedule in connection with the Transactions, the vesting commencement date and the terms of any acceleration thereof, the plan from which such Company RSU or Company PSU was granted and the country of residence of each such holder. Schedule 2.2(c)-4 of the Company Disclosure Letter (which Schedule shall be a subset of Schedule 2.2(c)-3 of the Company Disclosure Letter) sets forth a true, correct and complete list as of the Measurement Date of all holders of outstanding Company RSUs and Company PSUs that are held by Persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons), including an indication of the relationship between each such Person and the Company. All issued and outstanding shares of Company Capital Stock and all outstanding Company Options, Company RSUs and Company PSUs were issued, and all repurchases of Company securities were made, in material compliance with all Applicable Legal Requirements and all requirements set forth in applicable Contracts. All shares that may be issued upon the exercise of Company Options, settlement of Company RSUs or Company PSUs will, if and when issued, be validly issued in material compliance with all Applicable Legal Requirements and all requirements set forth in applicable Contracts. No unvested Company Options are early-exercisable. The Company is not under any obligation to register under the Securities Act any of the presently outstanding securities of the Company or any Subsidiary now outstanding or that may be subsequently issued.

(d) There is no Company Debt (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company (collectively, “Company Voting Debt”), issued or outstanding as of the Original Agreement Date.

(e) Schedule 2.2(e) of the Company Disclosure Letter sets forth a true, correct and complete list of individuals as of the Original Agreement Date who have been offered an opportunity to receive Company Options, Company RSUs or Company PSUs under an offer letter from, Contract with or other commitment from the Company or any of its Subsidiaries (which has not expired, been rescinded or rejected), but who have not been granted such Company Options, Company RSUs or Company PSUs, including the number of Company Options, Company RSUs or Company PSUs the start date or anticipated start date of such individual, the vesting commencement date and vesting schedule described in the offer letter from, Contract with or other commitment as to the vesting schedule for each such listed individual.

(f) Except for (i) the Company’s right to repurchase any Unvested Company Shares listed on Schedule 2.2(c)-1 of the Company Disclosure Letter, (ii) the Company Options listed on Schedule 2.2(c)-2 of the Company Disclosure Letter, (iii) the Company RSUs and Company PSUs listed on Schedule 2.2(c)-4 of the Company Disclosure Letter, (iv) the acceleration rights set forth on Schedules 2.2(c)-1, 2.2(c)-2 and 2.2(c)-4 of the Company Disclosure Letter, and (v) the Company Options, Company RSUs or Company PSUs listed on Schedule 2.2(e) of the Company Disclosure Letter, as of the Original Agreement Date, there are no options, restricted stock units (including performance stock units), warrants, puts, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to grant, issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock, any options, restricted stock units (including performance stock units) or warrants to purchase or acquire any Company Capital Stock or other securities of the Company, or any Company Voting Debt, or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, restricted stock unit (including performance stock unit), warrant, put, call, right or Contract. No Unvested Company Options are early exercisable. Except as expressly provided for in this Agreement, there are no executory Contracts relating to voting, purchase or sale of any Company Capital Stock between or among the Company and any of the Company’s stockholders, other than written Contracts granting the Company the right to purchase Unvested Company Shares upon termination of employment or service. The terms of each of the Company Option Plans and the applicable stock option agreements and restricted stock unit (including performance stock units) award agreements permit the treatment of each Company Option, Company RSU and Company PSU as provided in Section 1.8, without the consent or approval of the holders thereof, the Company’s stockholders or otherwise. No change in the price, exercise period or other modifications (excluding, for this purpose, acceleration as disclosed on any sub-part of Schedule 2.2(c) of the Company Disclosure Letter) in the terms of any Company Option, Company RSU, Company PSU, put, call or other right, in any such case will arise in connection with the Merger or any other transaction contemplated by this Agreement or upon termination of employment or service with the Company or any Subsidiary, or with Parent or any subsidiary, following the Merger or otherwise. True, correct and complete copies of each Company Option Plan, the standard form of all Contracts relating to or issued under each Company Option Plan and all agreements and instruments relating to or issued under each Company Option Plan, Company Options, Company RSUs or Company PSUs that differ in any material respect from such standard form agreements have been made available to Parent, and such agreements and instruments have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any case from those made available to Parent.

2.3. Authority; Non-contravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other Transactions. The execution and delivery of this Agreement and, subject to obtaining the Company Stockholder Approval, the consummation of the Merger and the other Transactions, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by each of the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) Applicable Legal Requirements governing specific performance, injunctive relief and other equitable remedies (collectively, the “Enforceability Limitations”). The Company Board, by resolutions duly adopted on or prior to the Agreement Date (and, subject to Section 5.3, not thereafter modified or rescinded in a manner adverse to Parent) by the unanimous vote of the members of the Company Board participating in such vote, has (i) approved this Agreement and the Merger, (ii) determined that the Merger and the terms and conditions of this Agreement are fair to, advisable and in the best interests of the Company and the Company’s stockholders and (iii) directed that the adoption of this Agreement be submitted to the Company’s stockholders for consideration and recommended that all of the Company’s stockholders adopt this Agreement. Subject to the accuracy of the representation set forth in Section 3.4, the affirmative vote of the Company’s stockholders holding a majority of all shares of Company Common Stock issued and outstanding on the record date set for the determination of stockholders entitled to vote on such matter at the Company Stockholder Meeting (such affirmative vote, the “Company Stockholder Approval”) is the only vote of the Company’s stockholders necessary to adopt this Agreement under Applicable Legal Requirements and the Company’s certificate of incorporation and bylaws.

(b) The execution and delivery of this Agreement by the Company does not, and the consummation of the Merger and the other Transactions will not (assuming the accuracy of the representation set forth in Section 3.4, receipt of the Company Stockholder Approval and compliance with the requirements set forth in Section 2.3(c)) (i) result in the creation of any Encumbrance, other than Permitted Encumbrances, on any of the material properties or assets of the Company and the Subsidiaries, taken as a whole, or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the certificate of incorporation or bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) any Applicable Legal Requirement or (C) any Material Contract, other than, in the case of clauses (i), (ii)(B) and (ii)(C) of this Section 2.3(b), such conflicts, violations, defaults, Encumbrances, terminations, cancellations, accelerations, losses, consents, approvals or waivers as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Merger and the other Transactions, except for (i) the compliance with the applicable provisions of Delaware Law, (ii) the filing of the Certificate of Merger, as provided in Section 1.4, (iii) such filings and notifications as may be required under the HSR Act and any applicable foreign Antitrust Law and the expiration or early termination of applicable waiting periods under the HSR Act and any applicable foreign Antitrust Law, (iv) the filing of the Proxy Statement with the SEC and such reports and filings as may be required under the Exchange Act, (v) such other filings and notifications as may be required under federal, state or foreign securities laws or the rules and regulations of the NASDAQ Global Select Market and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Subject to the accuracy of the representation set forth in Section 3.4, the approval of this Agreement and the Transactions referred to in Section 2.3(a) by the Company Board constitute all of the approvals that are necessary to render inapplicable to this Agreement, the Merger and the other Transactions the restrictions on “business combinations” with “interested stockholders” set forth in Section 203 of Delaware Law (as such terms are defined therein), and represent the only action necessary to ensure that the restrictions on business combinations set forth in Section 203 of Delaware Law does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other Transactions. No other takeover or similar statute or regulation is applicable to this Agreement, the Merger or the other Transactions.

2.4. SEC Filings; Financial Statements; Internal Controls.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be so filed or furnished by the Company with the SEC since January 1, 2017. All such required forms, statements, schedules, reports and documents (including those that the Company may file following the Agreement Date) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) as applicable, complied, or will comply in all material respects when filed, with the requirements of the Securities Act or the Exchange Act and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected (prior to the Agreement Date in the case of Company SEC Reports originally filed prior to the Agreement Date), revised, amended, modified or superseded by a subsequently filed Company SEC Report. None of the Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (collectively, the “Financial Statements”), including each Company SEC Report filed after the Agreement Date until the Closing, at the time filed (i) complied (or, in the case of Financial Statements included in the Company SEC Reports filed after the Agreement Date, will comply) as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were (or, in the case of Financial Statements included in Company SEC Reports filed after the Agreement Date, will be) prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented in all material respects (or, in the case of Financial Statements included in the Company SEC Reports filed after the Agreement Date, will fairly present in all material respects) the consolidated financial position of the Company and the Subsidiaries as of the respective dates therein indicated and the consolidated results of the Company’s and the Subsidiaries’ operations and cash flows for the periods therein specified (subject, in the case of unaudited interim period financial statements to the absence of footnotes and to normal recurring year-end audit adjustments, none of which individually or in the aggregate are material to the Company and the Subsidiaries, taken as a whole). The balance sheet of the Company as of March 31, 2019 (the “Company Balance Sheet Date”) contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any Subsidiary has any Liabilities of a nature required to be set forth on or reserved against on the Company Balance Sheet in accordance with GAAP except for: (i) Liabilities disclosed on the Company Balance Sheet, (ii) Liabilities incurred since the Company Balance Sheet Date in the Ordinary Course of Business, (iii) Liabilities incurred under executory Contracts to which the Company is a party, other than as a result of a breach thereunder, (iv) the fees and expenses of investment bankers, attorneys, consultants and accountants incurred in connection with the Original Agreement, this Agreement and other Liabilities expressly required by or incurred pursuant to the terms of this Agreement, and (v) Liabilities incurred after the Original Agreement Date that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as reflected in the Financial Statements, neither the Company nor any Subsidiary is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”)). The Company has not had any material dispute with any of its auditors regarding accounting matters or policies that is currently outstanding or that resulted in a past adjustment to, or any restatement of, the Financial Statements. There has been no material change in the Company’s accounting policies since January 1, 2017, except as described in the Financial Statements or the Company SEC Reports or as required under Applicable Legal Requirements or GAAP.

(c) The Company has made available to Parent a true, correct and complete copy of any amendments or modifications that have not yet been filed with the SEC but that are required to be so filed to agreements, documents or other instruments that were filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act, as well as any comment letters or similar correspondence received by the Company from the SEC for the Company’s three most recently completed fiscal years and its current fiscal year. The SEC has not provided written comments to the Company in connection with any Company SEC Reports that to the knowledge of the Company remain unresolved. To the knowledge of the Company, no investigation by the SEC with respect to the Company or any Subsidiary is pending or threatened as of the Original Agreement Date.

(d) As of the Measurement Date, except for Company Debt (other than indebtedness owed by the Company to any directly or indirectly wholly-owned Subsidiary thereof or by any directly or indirectly wholly-owned Subsidiary of the Company to the Company or another directly or indirectly wholly-owned Subsidiary of the Company) in an aggregate amount of less than $1,000,000, there is no outstanding indebtedness for borrowed money of the Company and its Subsidiaries other than Company Debt reflected on the Company Balance Sheet.

(e) The Company has established and maintains (i) a system of internal accounting controls that complies with Section 13(b)(2)(B) of the Exchange Act, (ii) “disclosure controls and procedures” required by Rule 13a-15 or Rule 15d-15 promulgated under the Exchange Act (as such term is defined therein) and such disclosure controls and procedures are designed to be effective for the purpose for which they were established and (iii) “internal control over financial reporting” (as defined in Rule 13a-15 or Rule 15d-15 promulgated under the Exchange Act) and such internal control over financial reporting is designed to be effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Financial Statements in accordance with GAAP. Since January 1, 2017, each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (“SOXA”) and the rules and regulations promulgated thereunder with respect to the Company SEC Reports and the statements contained in such certifications were true and accurate in all material respects as of the date made. To the knowledge of the Company, there are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures that could adversely affect the Company’s ability to record, process, summarize and report financial data. The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial, accounting and compliance officers and those performing similar functions. The Company has disclosed any material violation or waiver of such code of ethics, to the extent required by Section 406(b) of SOXA. To the knowledge of the Company, there is no fraud or any material violation of the Company’s code of ethics that involves management or other employees who have a significant role in the Company’s internal controls and procedures.

(f) Since January 1, 2017, neither the Company nor any Subsidiary nor, to knowledge of the Company, any Company Representative has identified or been made aware of: (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company, (ii) with respect to the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting, any illegal act (acting in his or her capacity as an employee of the Company) or fraud, whether or not material or (iii) any material inaccuracy in the Financial Statements.

(g) The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Common Stock on the NASDAQ Global Select Market, including all applicable corporate governance rules and regulations.

(h) All Company Options, Company RSUs and Company PSUs granted by the Company have been duly and validly approved by (i) the Company Board, or by a duly constituted committee of the Company Board to which the administration of such awards under the applicable Company Option Plan has been delegated, at a valid meeting of such Company Board or committee or pursuant to a valid unanimous written consent of the members of such Company Board or committee or (ii) officers of the Company duly authorized by the Company Board to approve such awards. All grants of Company Options, Company RSUs and Company PSUs are in compliance in all material respects with the terms of the applicable Company Option Plan under which such Company Options, Company RSUs and Company PSUs were granted. The Company has not granted any Company Option, Company RSU or Company PSU to any employee, non-employee director or contractor of the Company or the Subsidiaries prior to the date of commencement of employment or service of such employee or service provider with the Company or such Subsidiary.

2.5. Absence of Certain Changes. From the Company Balance Sheet Date to the Original Agreement Date: (i) the Company and the Subsidiaries have conducted the Business only in the Ordinary Course of Business except in connection with the Transactions and the consideration of other strategic alternatives to the Transactions that were not consummated, (ii) there has not occurred a Material Adverse Effect and (iii) neither the Company nor any Subsidiary has done, caused or permitted any of the actions that, if taken after the Original Agreement Date, would be prohibited under Section 4.2 (other than Section 4.2(d), (f), (k), (m), (o)(iii) and (o)(iv)).

2.6. Litigation. As of the Original Agreement Date, there is no Legal Proceeding pending (with respect to which the Company or any of its Subsidiaries has received notice) before any Governmental Entity, or to the knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary) that would reasonably be expected to result in obligations or liabilities of the Company or the Subsidiaries in excess of $1,000,000, (ii) is related to the Company Intellectual Property or (iii) would otherwise reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. There has not been since the Reference Date to the Original Agreement Date, any Orders against, or binding upon, the Company or any Subsidiary, any of their respective assets or properties, or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary) that would otherwise reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. As of the Original Agreement Date, neither the Company nor any Subsidiary has any material Legal Proceeding pending against any other Person. There has not been since the Reference Date to the Original Agreement Date any material internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof), any compliance officer of the Company or any third party at the request of any of the foregoing concerning any fraudulent conduct or other misfeasance or malfeasance issues.

2.7. Compliance with Laws; Governmental Permits.

(a) Since the Reference Date, the Company and each Subsidiary has complied with, is not in violation of, and has not received any written, or to the knowledge of the Company, oral, notice regarding any violation with respect to, any Applicable Legal Requirement with respect to the Business, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since the Reference Date, none of the Company, the Subsidiaries or, to the knowledge of the Company, the Company Representatives, while acting on behalf of the Company or the Subsidiaries, has, to the extent constituting a violation of Applicable Legal Requirements that has had or would reasonably be expected to have a Material Adverse Effect, (i) given, offered, paid, promised to pay or authorized any bribe, payoff, kickback or other improper payment to any

Person, private or public, regardless of form or (ii) given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value with the purpose of securing any improper advantage, influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of an official or employee of any Governmental Entity, to any (A) official or employee of any Governmental Entity, (B) political party or candidate thereof or (C) other Person, in any such case, while knowing that all or a portion of such money or thing of value would be given or offered to an official or employee of any Governmental Entity or political party or candidate thereof.

(b) Since the Reference Date, the Company and each Subsidiary has complied with, and is not in violation of, Anti-Corruption Laws, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since the Reference Date, neither the Company nor any Subsidiary has received any written or, to the knowledge of the Company, oral notice with respect to any violation of Anti-Corruption Laws. The Company and each Subsidiary has implemented and maintained in effect policies and procedures reasonably designed to ensure compliance by the Company and each Subsidiary of the Company, and their respective Representatives, with Anti-Corruption Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no pending or, to the knowledge of the Company, threatened claims or Legal Proceedings against the Company or any Subsidiary of the Company, or any of their respective Representatives (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary), related to Anti-Corruption Laws, and, to the knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company or any Subsidiary of the Company, or any of their respective Representatives, that would reasonably be expected to give rise to any future claims with respect to Anti-Corruption Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Any correspondence between the Company or any Subsidiary and any Governmental Entity concerning Anti-Corruption Laws has been disclosed to Parent; provided that, with respect to any such correspondence sent or received by the Company or any Subsidiary prior to the Reference Date, the representations and warranties contained in this sentence shall be to the knowledge of the Company.

(c) Since the Reference Date, the Company and each Subsidiary has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, registration, certificate of public convenience and necessity or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its material assets or properties or (ii) that is required for the operation of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, registrations, certificates of public convenience and necessity, and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, except where the failure to obtain or maintain such Company Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries are in compliance with the terms of the Company Authorizations, except where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since the Reference Date until the Original Agreement Date, neither the Company nor any Subsidiary has received any written, or to the knowledge of the Company, oral, notice from any Governmental Entity regarding (A) any violation of a Company Authorization, any audit, inquiry or investigation concerning compliance with any Company Authorization, or any failure to comply with any term or requirement of any Company Authorization or (B) any revocation, withdrawal, suspension, cancellation, termination or modification of, any Company Authorization, except, in each case, where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.8. Title to Assets; Real Property.

(a) Excluding intellectual property that is covered by Section 2.9, each of the Company and each Subsidiary has good and valid title to all of their respective material properties, interests in properties and assets, real and personal, reflected on the Company Balance Sheet as being owned by the Company or one of its Subsidiaries (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the Ordinary Course of Business), or, with respect to leased material properties and assets, valid leasehold interests in such material properties and assets that afford the Company or such Subsidiary leasehold possession of the properties and assets that are the subject of the leases, in each case, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Neither the Company nor any Subsidiary owns any real property or interests in real property. Schedule 2.8(b) of the Company Disclosure Letter is a true, correct and complete list, as of the Original Agreement Date, of all real property and interests in real property leased by the Company or any Subsidiary that is material to the Company and its Subsidiaries, taken as a whole (each such property or interest, “Leased Real Property”). With respect to Leased Real Property, neither the Company nor any Subsidiary has (i) subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, or (ii) collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein, in each case in a manner that would interfere in any material respect with the Company’s use of such Leased Real Property in the Ordinary Course of Business. The Company has made available to Parent true, correct and complete copies of all leases, subleases and other Contracts under which the Company and/or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including all modifications, amendments and supplements thereto.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the plant, property and equipment of the Company and each Subsidiary that are used in the operations of the Business are (i) suitable for the uses to which they are currently employed, (ii) in good operating condition and repair, subject to normal wear and tear, (iii) regularly and properly maintained substantially consistent with the practices of similarly situated companies in the industry in which the Company operates, (iv) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the Ordinary Course of Business and (v) to the knowledge of the Company, free from any material defects.

2.9. Intellectual Property.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed by the Company or any Subsidiary.

(ii) “Company Intellectual Property Agreements” means any Contract to which the Company or any Subsidiary is a party or is otherwise bound and (A) pursuant to which the Company or any Subsidiary has granted any rights with respect to any Company Intellectual Property or has been granted any rights with respect to any Third-Party Intellectual Property, or (B) that otherwise governs any Company Intellectual Property.

(iii) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by or exclusively licensed to the Company or any Subsidiary.

(iv) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary.

(v) “Company Registered Intellectual Property Rights” means all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications or other registrations or applications related to trademarks or service marks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration and (E) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any governmental authority owned by, registered or filed in the name of, the Company or any of the Subsidiaries.

(vi) “Company Source Code” means, collectively, any software source code, confidential designs or schematics for electronic circuits, or their equivalent, including GDSII, OASIS and RTL design files, mask works, any material portion or aspect of any of the foregoing, mask works, or any material proprietary information or algorithm contained in or relating to any of the foregoing for any Company-Owned Intellectual Property or Company Products.

(vii) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(viii) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing.

(ix) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, Company Source Code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, technical data, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(x) “Standard Inbound IP Agreements” means: (A) non-disclosure agreements granting a limited right to use confidential information entered into by the Company or a Subsidiary in the Ordinary Course of Business (each, a “Standard NDA”), (B) non-exclusive trademark licenses, (C) “shrink wrap” and other non-exclusive license agreements for generally commercially available software or for application service provider, “software as a service” or similar services, that is not redistributed with, bundled with, or integrated into the Company Products and for which the Company has paid no more than $100,000 in any year and (D) licenses for Open Source Materials.

(xi) “Standard Outbound IP Agreements” means: (A) Standard NDAs, (B) maintenance and support and professional services Contracts for Company Products entered into between the Company or any Subsidiary and their customers, and (C) non-exclusive object code licenses, sales or services agreements for Company Products entered into by the Company or a Subsidiary, in each case of clauses (A) through (C) in the Ordinary Course of Business (I) substantially on the Company’s or a Subsidiary’s standard form(s) of customer agreement (copies of which have been made available to Parent) or (II) on terms and conditions that do not materially deviate from such form(s).

(xii) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b) The Company and the Subsidiaries own or have the valid right or license to all material Intellectual Property used or incorporated into the Company Products or otherwise used in any material respect the conduct of the Business.

(c) Neither the Company nor any Subsidiary has transferred ownership of, or agreed to transfer ownership of, any Intellectual Property to any third party, and the Company and the Subsidiaries own and have good and exclusive title to each item of Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances).

(d) Schedule 2.9(d) of the Company Disclosure Letter lists, as of the Original Agreement Date, all Company Registered Intellectual Property Rights, including the jurisdictions in which each such Company Registered Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. Each item of Company Registered Intellectual Property Rights is, (i) to the knowledge of the Company, valid (or in the case of applications, applied for) and subsisting, and (ii) all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property Rights have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property Rights currently required to be filed have been filed with the applicable patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property Rights and recording the Company’s and the Subsidiaries’ ownership interests therein.

(e) The consummation of the Transactions will not result in the breach, modification, cancellation, termination, suspension of, or acceleration of any performance, benefit, remedy or payment with respect to any Company Intellectual Property Agreement, or give any third party the right to do any of the foregoing or receive any such performance, benefit, remedy or payments. None of the Company

Intellectual Property Agreements grant any exclusive rights to or under any Company Intellectual Property to any third party. There are no pending material disputes between the Company, or any of the Subsidiaries, and any third party regarding the scope of any Company Intellectual Property Agreements or performance under any Company Intellectual Property Agreements, including with respect to any payments to be made or received by the Company or any Subsidiary thereunder, and neither the Company nor any Subsidiary has any Liability for breach of any Company Intellectual Property Agreement. No third party that has licensed Intellectual Property to the Company or any Subsidiary has ownership or license rights to improvements or derivative works of such Third-Party Intellectual Property that are made by the Company or any Subsidiary, other than any such ownership or license rights to “feedback” provided by the Company or a Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or the Business. Following the Closing, the Surviving Corporation will be permitted to exercise all of the Company’s and the Subsidiaries’ rights under the Company Intellectual Property Agreements without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or any Subsidiary would be otherwise required to pay.

(f) There are no royalties, honoraria, fees or other payments payable by the Company or any of the Subsidiaries to any Person (other than salaries, fees and other consideration payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company Intellectual Property by the Company or any of the Subsidiaries.

(g) To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor any Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Intellectual Property Right or breach of any Company Intellectual Property Agreement.

(h) Neither the Company nor any Subsidiary has since January 1, 2017 through the Original Agreement Date been sued in any Legal Proceeding (or received any written notice or, to the knowledge of the Company, threat) that involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or that contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property Right. Neither the Company nor any Subsidiary has received any written communication since January 1, 2017 through the Original Agreement Date that involves an offer to license or grant any other rights or immunities under any Intellectual Property Right of a third party, or that alleges that any Company Products or the conduct of the Business infringes any Intellectual Property Rights of any third party.

(i) Since the Reference Date, the Company and the Subsidiaries have not incurred any material Liability (excluding any unknown Liability) for infringement or misappropriation of any Third-Party Intellectual Property or for unfair competition or unfair trade practices under the laws of any jurisdiction. In addition, to the knowledge of the Company, the operation of the Business, including (i) the design, development, manufacturing, marketing, licensing, sale, distribution and/or use of any Company Product and (ii) the Company’s or any Subsidiary’s use of any product, device or process in the Company Products or the conduct of the Business, has not infringed or misappropriated, does not and, when conducted in substantially the same manner following the Closing, will not infringe or misappropriate any Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction in which the Company or any Subsidiary conducts its Business, and, to the knowledge of the Company, there is no substantial basis for any such claim. Neither the Company nor any Subsidiary has received any written or oral opinion of counsel that any Company Product or the operation of the Business does or does not infringe, misappropriate or violate any Intellectual Property Right of a third party or that any Intellectual Property Right of a third party is invalid or unenforceable.

(j) No Company-Owned Intellectual Property or Company Product is subject to, as of the Original Agreement Date, any Legal Proceeding, outstanding Order or “march in” right that restricts in any manner the use, transfer or licensing thereof by the Company or any Subsidiary or that affects the validity, use or enforceability of any such Company-Owned Intellectual Property.

(k) The Company and each Subsidiary has secured from each of their founders, employees, consultants and independent contractors who independently or jointly contributed to or participated in the contribution, conception, reduction to practice, creation or development of any Intellectual Property for the Company or any Subsidiary (each, an “Author”) unencumbered, unrestricted and exclusive ownership of all Intellectual Property Rights in such contributions and has obtained a waiver from each such Author of any non-assignable rights to the extent permitted by Applicable Legal Requirements. No such Author has retained any rights, licenses, claims or interest with respect to any Intellectual Property developed by such Author or the Company or any Subsidiary.

(l) To the knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Subsidiary: (i) is in material violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission, or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(m) To the knowledge of the Company, the employment of any employee of the Company or any Subsidiary or the use by the Company or any Subsidiary of the services of any consultant or independent contractor does not subject the Company or any Subsidiary to any material Liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for or provide services to the Company or any Subsidiary, whether such Liability is based on contractual or other legal obligations to such third party.

(n) To the extent any Third Party Intellectual Property Rights are incorporated into, integrated or bundled with in any of the Company Products, the Company and the Subsidiaries have a written agreement with such third party with respect thereto pursuant to which the Company or a Subsidiary (i) have obtained ownership of such Intellectual Property or (ii) have obtained licenses sufficient for the conduct of its Business with respect to such Company Products to all such Third Party Intellectual Property Rights.

(o) The Company and the Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or trade secret information of the Company or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors (including suppliers) of the Company and the Subsidiaries and any third party having access to Confidential Information have executed and delivered to the Company a written agreement regarding the protection of such Confidential Information or are otherwise bound by obligations of confidentiality.

(p) Schedule 2.9(p) of the Company Disclosure Letter lists as of the Original Agreement Date all software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)) (“Open Source Materials”) that is incorporated into, or combined with, any Company Products.

(q) Neither the Company nor any Subsidiary has incorporated Open Source Materials into, or combined or distributed Open Source Materials with, the Company Intellectual Property or Company Products, or otherwise used Open Source Materials, in such a way that grants or creates an obligation to grant, or purports to grant, or create an obligation to grant, to any third party, any rights or immunities under any Company-Owned Intellectual Property Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge).

(r) All Company Products sold, licensed, leased or delivered by the Company or any Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers conform in all material respects to applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), and conform in all material respects to packaging, advertising and marketing materials and to applicable product or service specifications or documentation. Neither the Company nor any Subsidiary has any Liability (and, to the knowledge of the Company, there is no legitimate basis for any present or future Legal Proceeding against the Company or any Subsidiary giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet.

(s) No (i) government funding, (ii) facilities or resources of a university, college, other educational institution or research center or (iii) funding from any Person (other than funds received in consideration for the Company Capital Stock or research and development tax credits that do not result in Encumbrances on any Company-Owned Intellectual Property) was used in the development of the Company-Owned Intellectual Property. No Governmental Entity, university, college, other educational institution or research center has any claim or right in or to any Company-Owned Intellectual Property.

(t) Neither the Company, any Subsidiary, nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code (other than providing (i) Authors, semiconductor foundries and contract manufacturers access to Company Source Code to the extent necessary or useful to perform services or develop Intellectual Property for the Company or any Subsidiary, in each case subject to written agreements prohibiting disclosure of and otherwise protecting the confidentiality of such Company Source Code, or (ii) Open Source Materials to the extent required pursuant to the terms of the applicable licenses governing such Open Source Materials). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any Person of any Company Source Code (other than Open Source Materials to the extent required pursuant to the terms of the applicable licenses governing such Open Source Materials). Without limiting the foregoing, neither the execution of the Original Agreement nor any of the Transactions will result in release from escrow or other delivery to a third party of any Company Source Code.

(u) Neither the Company nor any Subsidiary is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property. Neither the Company nor any Subsidiary has a present obligation (and there is no substantial basis to expect that there will be a future obligation) to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property by virtue of Company’s or any Subsidiary’s membership in, promotion of or contributions to any industry standards body or any similar organization. In addition, if any Company-Owned IP Rights were acquired from a Person other than an employee of or individual contractor to the Company or any Subsidiary, then, to the knowledge of the Company, such Person is not now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to have required or obligated such Person to grant or offer to any other Person any license or right to such Company-Owned Intellectual Property.

(v) The Company and each Subsidiary have complied in all material respects with all Applicable Legal Requirements and their respective privacy policies relating to (i) all Internet websites owned, maintained or operated by Company or any Subsidiary and (ii) the use, collection, storage, disclosure, receipt and transfer of any personally identifiable information collected, accessed or obtained by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary, including any personally identifiable information of employees or customers. The Company and each Subsidiary have made commercially reasonable efforts to implement processes to enable them to comply with the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation). The Company and each Subsidiary are in material compliance with all of the terms of all material Contracts to which the Company or any Subsidiary is a party relating to (A) the privacy of users of their products and services, including their customers and (B) the use, collection, storage, disclosure, receipt and transfer of any personally identifiable information collected, accessed or obtained by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary. The execution, delivery and performance of the Original Agreement, will comply with all Applicable Legal Requirements relating to privacy and with the Company’s and each Subsidiary’s privacy policies. Since January 1, 2017, neither the Company nor any Subsidiary has received a written complaint regarding the Company’s use, collection, storage, disclosure, receipt or transfer of personally identifiable information.

(w) The Company and each Subsidiary takes commercially reasonable steps to implement and maintain a comprehensive security plan that (i) identifies internal and external risks to the security of the Confidential Information, including personally identifiable information, (ii) implements, monitors and improves adequate and effective administrative, electronic and physical safeguards to control those risks, (iii) maintains notification procedures in compliance with Applicable Legal Requirements in the case of any breach of security compromising data containing personally identifiable information and (iv) complies in all material respects with the obligations of the Company and the Subsidiaries in any Contracts to which the Company or any Subsidiary is a party regarding the security of Confidential Information, including personally identifiable information of their customers. Neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company’s or Subsidiary’s possession, custody or control.

2.10. Environmental Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental and Safety Laws” means any Applicable Legal Requirements issued, promulgated or entered into by any Governmental Entity that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or that are intended to assure the safety of employees, workers or other individuals, including the public.

(ii) “Facilities” means all buildings and improvements on the Property.

(iii) “Hazardous Materials” means any toxic or hazardous substance, chemical, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste, including those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

(iv) “Property” means all material real property leased or owned by the Company or any Subsidiary either currently or in the past.

(v) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) since the Reference Date until the Original Agreement Date, neither the Company nor any Subsidiary has received any written notice (or, to the knowledge of the Company, verbal notice) of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws, (ii) as of the Original Agreement Date, no Legal Proceedings are pending (with respect to which the Company or any of its Subsidiaries has received notice) or, to the knowledge of the Company, threatened against the Company or any Subsidiary or, to the knowledge of the Company, any Property relating to any violation of any Environmental and Safety Laws, (iii) there are not now and have not been while the Company or any Subsidiary have owned, operated, occupied or leased any Property, or, to the knowledge of the Company, at any other time, any Release of any Hazardous Material in, on, under, or affecting any of the Facilities or any Property reasonably likely to result a Liability to the Company or any Subsidiary, (iv) since the Reference Date, all Hazardous Materials and wastes have been disposed of by the Company and the Subsidiaries in accordance with Environmental and Safety Laws, (v) neither the Company nor any Subsidiary is subject to any indemnity obligation or other Contract with any Person relating to Liabilities under Environmental and Safety Laws, other than any indemnification provisions in Material Contracts or customary indemnification provisions contained in real property leases entered into in the Ordinary Course of Business, (vi) there are not now and since the Reference Date, have not been while the Company or any Subsidiary has owned, operated, occupied or leased any Property, or, to the knowledge of the Company, at any other time, any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas or oil wells, (vii) since the Reference Date, the Company’s and each Subsidiary’s use of and activities at the Facilities have at all times complied with all Environmental and Safety Laws and (viii) each of the Company and each Subsidiary has all permits and licenses required to be issued under Environmental and Safety Laws necessary for the conduct of the Business and are in compliance with the terms and conditions of such permits and licenses.

2.11. Taxes.

(a) The Company and each Subsidiary have filed all income and other material Tax Returns required to be filed by them (taking into account any extensions of time granted or obtained) and have paid all material Taxes required to have been paid by them, whether or not shown on any Tax Return.

All such Tax Returns were complete and accurate in all material respects when filed and were prepared in substantial compliance with all Applicable Legal Requirements. The Company has made available to Parent true, correct and complete copies of all income and other material Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary, in each case for all taxable periods beginning on or after January 1, 2015.

(b) The Company Balance Sheet reflects all material Liability for unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for material unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in connection with the transactions contemplated by this Agreement or in the Ordinary Course of Business subsequent to the Company Balance Sheet Date.

(c) Neither the Company nor any Subsidiary has received from any Tax Authority any (i) written claim for Taxes that has resulted in a current Encumbrance against any properties or any assets of the Company or any Subsidiary other than liens for Taxes not yet due and payable or (ii) written notice of any audit or pending audit of, or Tax controversy associated with, any material Tax of the Company or any Subsidiary being conducted by a Tax Authority that has not been resolved in full. Neither the Company nor any Subsidiary has (x) agreed to any extension of any statute of limitations on the assessment of any material Taxes currently in effect (other than as a result of filing a Tax return pursuant to an extension of time granted or obtained in the Ordinary Course of Business) nor (y) agreed to any extension of time for filing any material Tax Return that has not been filed. Neither the Company nor any Subsidiary has received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other Tax Authority).

(d) Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement (other than such agreements or arrangements (i) exclusively between or among the Company and/or the Subsidiaries or (ii) with third parties made in the Ordinary Course of Business, the primary subject matter of which is not Tax (“Ordinary Commercial Agreements”)).

(e) Neither the Company nor any Subsidiary has been a party to a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b)(2).

(f) Neither the Company nor any Subsidiary has ever been a member of an affiliated group filing a consolidated, combined, or unitary income Tax Return (other than a group the common parent of which was the Company).

(g) Neither the Company nor any Subsidiary has any material Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Applicable Legal Requirements) as a transferee or successor of such Person or otherwise by operation of Applicable Legal Requirements.

(h) The Company has no liability or obligation to make any remaining payments of Tax pursuant to an election under Section 965(h) of the Code.

(i) Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting requested or agreed to in which the year of change is a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Applicable Legal Requirements) executed on or prior to the Closing

Date, (iii) intercompany transactions (including any intercompany transaction subject to Section 367 or Section 482 of the Code) or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Legal Requirements) arising from a transaction or event entered into on or before the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received or accrued on or prior to the Closing Date (other than prepaid amounts received or accrued in the Ordinary Course of Business) or (vi) an election under Section 108(i) of the Code.

(j) The prices for any material property or material services (or for the use of any material property) provided by or to the Company, including the amounts of any cost sharing payments pursuant to Section 1.482-7 of the Treasury Regulations, are arm’s length prices for purposes of all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

(k) The Company and the Subsidiaries are in material compliance with the requirements for any material Tax holiday or incentive granted by a Tax Authority to the Company or any Subsidiary (other than Tax holidays or incentives generally applicable without prior specific approval from a Tax Authority).

(l) The Company has made available to Parent all contemporaneous documentation in its possession prepared for Section 6662 of the Code (or similar provision under foreign Applicable Legal Requirements) supporting the transfer pricing with any of the Company’s foreign Subsidiaries which documentation relates to Taxable periods of the Company or any Subsidiary for which the statute of limitations on assessment has not expired.

(m) The Company is not, and has not been in the preceding five years, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(n) Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Original Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(o) The Company and each of the Subsidiaries has withheld or collected and paid over to the appropriate Tax Authority all material Taxes required by law to be withheld or collected by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, or to any party related to the Company or any of its Subsidiaries (including, for the avoidance of doubt, amounts paid or owing between or among the Company and any of the Subsidiaries).

(p) No written claim has ever been received by the Company or any Subsidiary from a Tax Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by such jurisdiction.

(q) There is no agreement, plan, arrangement or other Contract covering any current or former service provider of the Company or any Subsidiary to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, would, or would reasonably be expected to, as a result of the transactions and agreements contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(r) All nonqualified deferred compensation plans (within the meaning of Section 409A of the Code) to which the Company or any of the Subsidiaries is a party comply with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by their terms and have been operated in accordance with such requirements, in each case, in all material respects.

(s) The exercise price of all Company Options is at least equal to the fair market value (determined in a manner that is not inconsistent with Section 409A of the Code) of the Company Common Stock on the date such Company Options were granted or repriced.

2.12. Employee Benefit Plans and Employee Matters.

(a) Schedule 2.12(a) of the Company Disclosure Letter lists, as of the Original Agreement Date, with respect to the Company or any Subsidiary (i) all material employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) all material stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iii) all material written bonus, pension, profit sharing, savings, severance in an amount exceeding $200,000, retirement, deferred compensation or incentive plans, programs or arrangements, in each case, that are applicable to more than one employee, (iv) all other material fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees and (v) any material employment or service agreements (except for offer letters providing for at-will employment that do not provide for severance, acceleration or post-termination benefits) compensation agreements, change in control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former director, officer, employee or consultant (provided that, for former directors, officers, employees and consultants, such agreements need only be listed if unsatisfied obligations of the Company or any Subsidiary of greater than $10,000 remain thereunder) and (vi) any other material written or oral arrangement for the benefit of any employee under which the Company or any Subsidiary has or is reasonably likely to have material liability, contingent or otherwise (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b) The Company has made available to Parent a true, correct and complete copy of each of the current Company Employee Plans and, as applicable, related material plan documents (including any material trust documents, insurance policies or Contracts, employee booklets, registration statements, prospectuses and summary plan descriptions and other authorizing documents and any material employee communications relating thereto) and, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, has made available to Parent true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the prototype sponsor and is valid as to the adopting employer. The Company has made available to Parent a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan. To the knowledge of the Company, there are no circumstances occurring with respect to the form or operation of any Company Employee Plan that would reasonably be expected to cause the loss of the Tax qualified status of any such plan subject to Section 401(a) of the Code.

(c) Except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, (i) none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state law; (ii) each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all Applicable Legal Requirements (including ERISA and the Code); (iii) the Company and each Subsidiary has performed all obligations required to be performed by it under, is not in default under or in violation of any of the Company Employee Plans; and (iv) the Company is informed and believes that it has properly and timely filed and distributed or posted all notices and reports to employees required to filed and distributed or posted with respect to each Company Employee Plan. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and the Subsidiaries, taken as a whole, all contributions required to be made by the Company or any Subsidiary to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan year to the extent required by GAAP. To the knowledge of the Company, there are no uncorrected “prohibited transactions” (within the meaning of Section 406 of ERISA and Section 4975 of the Code, and not exempt under Section 408 of ERISA and regulatory guidance thereunder), including late deposits of employee salary reduction contributions or participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. As of the Original Agreement Date, no Legal Proceeding has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor that, in each case would result in a material liability to the Company and the Subsidiaries, taken as a whole.

(d) Except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, with respect to each Company Employee Plan, each of the Company and each Subsidiary in the United States has in all material respects complied with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including the COBRA provisions set forth in the American Recovery and Reinvestment Act of 2009 and any applicable proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder.

(e) Neither the Company nor any Subsidiary nor any trade or business (whether or not incorporated) that is or was during the past six years treated as a single employer with the Company (an “ERISA Affiliate”) currently maintains, sponsors, participates in or contributes to, or has during the past six years maintained, established, sponsored, participated in or contributed to, any “pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(f) Neither the Company nor any Subsidiary or ERISA Affiliate is a party to, or has made any contribution within the years to or otherwise incurred any obligation within the past six years under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(g) Each material Company Employee Plan or other compensation and benefits plan maintained or contributed to by the Company or any Subsidiary under the Applicable Legal Requirements or applicable custom or rule of the relevant jurisdiction outside of the United States (each such plan, a “Foreign Plan”) is listed by jurisdiction in Schedule 2.12(g) of the Company Disclosure Letter. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and the Subsidiaries, taken as a whole, with respect to each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of the Applicable Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Applicable Legal Requirements are applicable to such Foreign Plan and (ii) all contributions to, and material payments from, such Foreign Plan that were required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Applicable Legal Requirements of the jurisdiction in which such Foreign Plan is maintained, were timely made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Balance Sheet where required to be so reflected by GAAP.

(h) None of the execution and delivery of the Original Agreement, the consummation of the Merger or any other transaction contemplated by the Original Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) materially increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.

(i) Except as has not, individually or in the aggregate, had a Material Adverse Effect, the Company and each Subsidiary is in compliance in all material respects with all Applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. The Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all earned wages, salaries, commissions, bonuses, benefits and other compensation currently due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Subsidiary has any material unpaid liability for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). To the knowledge of the Company, as of the Original Agreement Date there are no pending claims against the Company and/or any Subsidiary under any workers compensation plan or policy or for long term disability. Neither the Company nor any Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. As of the Original Agreement Date, there are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their respective current or former employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity that would be material to the Company and its Subsidiaries, taken as a whole.

(j) Schedule 2.12(j) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Original Agreement Date, of all Contracts that provide for severance payments or benefits upon termination of employment, where the aggregate amount of such payments or benefits exceeds $150,000, to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound and the terms of which either (i) materially deviate from the terms set forth in the applicable forms made available to Parent or (ii) requires notice in advance of, or would result in material Liability upon, termination of such Contract (other than pursuant to Applicable Legal Requirements). Neither Company nor any Subsidiary has any obligation to pay any material amount or provide any material benefit to any former employee or officer, other than obligations (A) for which Company has established a reserve for such amount on the Company Balance Sheet, to the extent required by GAAP, and (B) pursuant to Contracts entered into after the Company Balance Sheet Date and disclosed on Schedule 2.12(j) of the Company Disclosure Letter. Neither the Company nor any Subsidiary has made any loans to any of its employees (other than loans made through the Company’s 401(k) plan).

(k) Since January 1, 2017 until the Original Agreement Date, (i) to the knowledge of the Company, no formal allegations or complaints of sexual harassment have been made against any employee at the level of director or above and (ii) neither the Company nor any of the Subsidiaries have entered into any settlement agreements related to formal allegations or complaints of sexual harassment or misconduct by any employee at the level of director or above.

(l) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary, and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. As of the Original Agreement Date, there is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize the employees of the Company or any of the Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any Subsidiary. Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any of their respective Representatives, has committed any unfair labor practice in connection with the operation of the Business, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending as of the Original Agreement Date or to the knowledge of the Company, threatened.

(m) Except as set forth on Schedule 2.12(m) of the Company Disclosure Letter, no executive officer of the Company or any Subsidiary has given written notice to the Company or any Subsidiary, and, to the knowledge of the Company, no such executive officer intends to terminate his or her employment with the Company or any Subsidiary. The employment of each of the employees of the Company or any Subsidiary is “at will” (except for non-U.S. employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except for any particular form or period of notice required by Applicable Legal Requirements or as set forth on Schedule 2.12(m) of the Company Disclosure Letter.

(n) Each of the Company and each Subsidiary has made available to Parent a true, correct and complete list of the names, positions and base rates of compensation of all current officers, directors and employees of the Company and each Subsidiary, showing each such Person’s name, position, annual remuneration, status as exempt/non-exempt and target bonus opportunities for the current fiscal year. To the extent permitted by Applicable Legal Requirements, including those with respect to data privacy, the Company and each Subsidiary has made available to Parent the additional following information for each of its current non-U.S. employees: name, position, city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, whether as of the Original Agreement Date the employee is on leave.

(o) As of the Original Agreement Date, there are no performance improvement or disciplinary actions pending against any of the Company’s or any Subsidiary’s current employees with a title of director or higher.

(p) The Company has made available to Parent all election statements under Section 83(b) of the Code related to unvested awards that are in the Company’s possession.

(q) The Company and each Subsidiary is in compliance, and, for the past two years has complied, in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local Applicable Legal Requirements. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Applicable Legal Requirements. Neither the Company nor any Subsidiary has caused any of its respective employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period ending on the Original Agreement Date.

(r) Except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, (i) each Company Employee Plan that is a health plan is in material compliance with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “2010 Health Care Law”); (ii) the operation of each Company Employee Plan that is a health plan has not, with respect to periods prior to the Closing Date, resulted in the incurrence of any material penalty to the Company pursuant to the 2010 Health Care Law; (iii) there is not, with respect to periods prior to the Closing Date, any material liability or excise tax under Section 4980H(a) of the Code; and (iv) for periods prior to the Closing Date, it is not anticipated that the Company will incur a material penalty or excise tax under 4980H(b) of the Code or that the Company has a reporting obligation or will incur a material excise tax under 4980D of the Code. The Company or its designee shall prepare, file and distribute all Forms 1094-C and 1095-C for any time periods before the date of Closing and, at Closing, the Company shall transfer to Parent all prior year and current year data required for reporting under Code Sections 6055 and 6056, as applicable.

2.13. Interested Party Transactions. Except as disclosed in the Company SEC Reports filed prior to the Original Agreement Date, no event has occurred since January 1, 2018 until the Original Agreement Date that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

2.14. Insurance. Schedule 2.14 of the Company Disclosure Letter lists, as of the Original Agreement Date, all material policies of insurance and bonds of the Company or any Subsidiary that are currently in effect, true, correct and complete copies of which have been made available to Parent Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the Original Agreement Date, there is no claim pending under any insurance policies or bonds of the Company or any Subsidiary as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary is otherwise in compliance with the terms of such policies and bonds. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all such policies and bonds remain in full force and effect, and as of the Original Agreement Date neither the Company nor any Subsidiary has received any written notice of any threatened termination of, or material premium increase with respect to, any of such policies. With respect to all workers’ compensation, employer’s liability, automobile liability and general liability coverage, the Company and each Subsidiary has maintained and submitted all data required under Section 111 of Medicare & Medicaid State Children’s Health Insurance Program Extension Act of 2007, as amended.

2.15. Brokers’ and Advisors’ Fees. Except for the Company’s obligations to Goldman Sachs & Co. LLC (“Goldman Sachs”), whose fees and expenses will be paid by the Company in accordance with the Company’s agreement with Goldman Sachs, neither the Company nor any Subsidiary or Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker or finder in connection with the origin, negotiation or execution of the Original Agreement, this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.

2.16. Customers and Suppliers.

(a) To the knowledge of the Company, neither the Company nor any Subsidiary has any outstanding material dispute concerning its services and/or products with any customer, distributor or reseller that, during the period from January 1, 2018 to March 31, 2019, was one of the 10 largest sources of revenue for the Company, based on amounts recognized in accordance with GAAP during such period (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 2.16(a) of the Company Disclosure Letter. Since January 1, 2019, neither the Company nor any Subsidiary has received any written or, to the knowledge of the Company, oral notice from any Significant Customer to the effect that such customer intends to terminate its business relationship with, the Company or any Subsidiary (or the Surviving Corporation or Parent) or that such customer intends to terminate or materially and adversely modify existing Contracts with the Company or any Subsidiary (or the Surviving Corporation or Parent) or materially reduce the amount paid to the Company or any Subsidiary (or the Surviving Corporation or Parent) for Company Products.

(b) To the knowledge of the Company, neither the Company nor any Subsidiary has any outstanding material dispute concerning products and/or services provided by any of the Company’s suppliers or vendors that (i) is listed on Schedule 2.16(b)-1 of the Company Disclosure Letter or (ii) during the period from January 1, 2018 to March 31, 2019, was one of the five largest suppliers of goods and/or services to the Company, based on amounts payable during such periods (each, a “Significant Supplier”). Each Significant Supplier not listed on Schedule 2.16(b)-1 is listed on Schedule 2.16(b)-2 of the Company Disclosure Letter. Since January 1, 2019, neither the Company nor any Subsidiary has received any written or, to the knowledge of the Company, oral notice from any Significant Supplier of any termination of any existing Contracts with any Significant Supplier.

2.17. Material Contracts.

(a) Except for the Original Agreement, this Agreement and the Contracts specifically identified on Schedule 2.17 of the Company Disclosure Letter (with each such Contract specifically identified under the applicable subsection(s) of such Schedule 2.17(a)), neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (each, a “Material Contract”) as of the Original Agreement Date:

(i) any Contract (A) with a Significant Customer or (B) with any other customer involving the sale of provision of Company Products, services or other assets that has generated, during the period from January 1, 2018 to March 31, 2019, more than $2,500,000 in revenues on a consolidated basis recognized in accordance with GAAP for the Company and the Subsidiaries;

(ii) any Contract (A) with a Significant Supplier or (B) for the purchase, manufacture or license by the Company or any Subsidiary of components, materials, supplies, equipment, parts, subassemblies, software, Intellectual Property or other assets that are included in or used in connection with the provision of Company Products and that required the Company or such Subsidiary to either recognize expense in accordance with GAAP, or make cash payments, in excess of $2,500,000 during the period from January 1, 2018 to March 31, 2019;

(iii) other than for any intercompany loans and capital contributions and accounts payable to trade creditors and accrued expenses in the Ordinary Course of Business, any trust indenture, mortgage, promissory note, loan agreement, credit agreement or other Contract for the borrowing of money, in an amount in excess of $1,000,000, or any currency exchange, interest rate, commodities or other hedging or derivative transaction or arrangement with a notational amount in excess of $1,000,000 or any leasing transaction of the type required to be capitalized in accordance with GAAP that required the Company to make payments in excess of $1,000,000 during the period from January 1, 2018 to March 31, 2019;

(iv) any executory Contract for capital expenditures in excess of $1,500,000 in the aggregate;

(v) any Contract (identified under the applicable clause below): (A) limiting in any material respect the freedom of the Company or any Subsidiary (or, after giving effect to the Merger, Parent or any of its Affiliates) to engage or participate, or compete with any other Person, in any line of business, market or geographic area (including with respect to the development, manufacture, marketing or distribution of their respective products or services), (B) limiting in any material respect the freedom of the Company or any Subsidiary to make use of any Company-Owned Intellectual Property or Third-Party Intellectual Property not licensed under such Contract, (C) granting “most favored nation” or preferred pricing to any third party, (D) granting exclusive sales, distribution, marketing or other exclusive rights to any third party, (E) granting any rights of first refusal, rights of first negotiation or similar rights to any third party or (F) otherwise limiting in a manner that would be material to the Company and the Subsidiaries, taken as a whole, the freedom of the Company or any Subsidiary (or, after giving effect to the Merger, Parent or any of its Affiliates) to purchase or otherwise obtain, in the Ordinary Course of Business, any components, materials, supplies, equipment, parts, subassemblies software or Intellectual Property for the Company Products;

(vi) any Contract pursuant to which the Company or any Subsidiary (A) has purchased any real property or (B) is a lessor or lessee of any Leased Real Property or of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property, in any such case involving in excess of $1,500,000 per annum;

(vii) any Contract with any of its officers, directors, employees or stockholders (in each case in such capacity) (other than (I) employee offer letters, employment agreements or consulting agreements on the Company’s standard form that are terminable at will without Liability (except as required by any Applicable Legal Requirements) by the Company or any Subsidiary, (II) employee invention assignment and confidentiality agreements on the Company’s standard form and (III) option grant and exercise agreements, restricted stock unit (including performance stock unit) agreements and restricted stock grant agreements on the Company’s standard form (which forms have been made available to Parent)), including any Contract requiring it to make a payment to any such person on account of any Transaction or any Contract that is entered into in connection with the Original Agreement, but excluding any Contract for payments that do not exceed $300,000 per beneficiary;

(viii) all licenses, sublicenses and other Contracts pursuant to which (A) any third party Person is authorized to use or is granted any material right in or to any Company Products or Company-Owned Intellectual Property other than in the Ordinary Course of Business (excluding (I) all employees of the Company and the Subsidiaries, (II) all consultants and independent contractors providing services for the Company or the Subsidiaries in accordance with consulting agreements and independent contractor agreements on the Company’s standard form of agreement, copies of which have been made available to Parent and (III) Standard Outbound Agreements), (B) the Company or any Subsidiary has agreed to any material restriction on the right of the Company or any Subsidiary to enforce any Company-Owned Intellectual Property Rights (which shall not include customary arbitration, escalation or similar obligations related to the resolution of disputes) or (C) the Company or any Subsidiary has agreed to encumber (other than non-exclusive licenses previously granted by the Company or any Subsidiary), transfer or sell rights in or with respect to any Company-Owned Intellectual Property, other than, in the case of clauses (A) or (B), Standard Outbound IP Agreements and Contracts identified in subsections (i), (ii) and (iii) of Schedule 2.17(a) of the Company Disclosure Letter;

(ix) all licenses, sublicenses and other Contracts that are material to the conduct of the Business and pursuant to which the Company or any Subsidiary acquired or is granted any right in or to any Third-Party Intellectual Property or is authorized to market, distribute or resell any product, service or Third-Party Intellectual Property, other than Standard Inbound IP Agreements and Contracts identified in subsection (ii) of Schedule 2.17(a) of the Company Disclosure Letter;

(x) any Contract under which the Company or any Subsidiary has any ongoing relationship to develop any Intellectual Property (independently or jointly) for any third party;

(xi) any Contract providing for the development of any Intellectual Property for the Company or any Subsidiary (other than Standard Inbound IP Agreements and employee invention assignment agreements, consulting agreements and independent contractor agreements with Authors on the Company’s standard form of agreement, copies of which have been made available to Parent) that is material to the Company’s Products;

(xii) (A) any joint venture Contract or other Contract that involves a sharing of revenues or profits with any other Person or (B) any Contract that involves the payment of royalties to any other Person (excluding, in each case, annual or routine maintenance and license fees for Third Party Intellectual Property that are not contingent on the manufacturing, sale or use of Company Products);

(xiii) any Contract authorizing any other Person to manufacture or reproduce any Company Products (other than the right to make archival or back-up copies or otherwise in accordance with the terms of the Standard Outbound IP Agreements), in each case, other than in the Ordinary Course of Business;

(xiv) any Contract or plan (including any stock option, restricted stock unit (including performance stock unit), stock purchase and/or stock bonus plan) providing for the future sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Common Stock or any other securities of the Company or any Subsidiary or any outstanding options, restricted stock units (including performance stock units), warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, restricted stock units (including performance stock units), warrants or other rights therefor, except for the Company ESPP, Company Option Plans and the Company Options, Company RSUs and Company PSUs disclosed pursuant to Section 2.2(c);

(xv) any Contract entered into since January 1, 2017, pursuant to which (A) it has acquired a material business or entity, or assets constituting a material business, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person (other than the Subsidiaries) or (B) any other Person has the right to acquire any business of the Company or any Subsidiary (or, after giving effect to the consummation of the Merger, Parent or any of its Affiliates) or any interests therein after the Original Agreement Date, other than Standard Outbound IP Agreements and Contracts identified in subsection (i) and (ii) of Schedule 2.17(a) of the Company Disclosure Letter;

(xvi) any material Contract with any Governmental Entity (a “Government Contract”) or any Company Authorization;

(xvii) any litigation settlement that would require payments by the Company or any of its Subsidiaries in excess of $1,000,000 or would otherwise limit or adversely affect the operation of the business conducted by the Company and its Subsidiaries in any material respect after the Closing or currently effective litigation standstill agreement;

(xviii) any Contract not disclosed against another subsection of this Section 2.17 or in the Company SEC Reports that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(xix) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees; or

(xx) any other Contract not listed in subsections (i)-(xix) that individually provides for payments to or by the Company or the Subsidiaries in excess of $3,000,000 during the fiscal year ending December 31, 2019.

(b) All Material Contracts are in written form. Each of the Material Contracts is, with respect to the Company or applicable Subsidiary that is a contracting party and, to the knowledge of the Company, the other party, in full force and effect, subject to Enforceability Limitations, and has not been amended in any material respect except for such amendments that have been made available to Parent and except for such failures to be in full force and effect that would not, individually or in aggregate, reasonably be expected to have a Material Adverse Effect. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or, to the knowledge of the Company, with respect to any other contracting party, that, with or without the giving of notice, the lapse of time, or the happening of any other event or condition would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party the right to (A) declare a default or exercise any remedy for breach under any Material Contract, (B) accelerate the maturity or performance of any material obligation of the Company or any Subsidiary under any Material Contract or (D) cancel, terminate or adversely modify any Material Contract, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since January 1, 2018 through the Original Agreement Date, neither the Company nor any Subsidiary has received written or, to the knowledge of the Company, oral notice regarding any material violation or breach of, material default under or intention to cancel or materially modify any Material Contract. True, correct and complete copies of all Material Contracts have been made available to Parent.

(c) To the knowledge of the Company, with respect to any Government Contract, there is no: (i) civil fraud or criminal investigation by any Governmental Entity, (ii) qui tam action brought against the Company or any Subsidiary under the Civil False Claims Act, (iii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any Subsidiary, or (iv) claim or request by a Governmental Entity for a contract price adjustment based on defective pricing, disallowance of cost or noncompliance with statute, regulation or contract, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.18. Export Control Laws, Import Control Laws and Sanctions.

(a) Since the Reference Date, and to the knowledge of the Company, from June 30, 2014 until the Reference Date, the Company and each Subsidiary has complied in all material respects with Applicable Legal Requirements related to export controls, import controls and/or economic, trade or financial sanctions including the following:

(i) export control laws and regulations administered or enforced by the U.S. government, including such as the Export Administration Regulations, 15 C.F.R. §§ 730, et seq. and the International Traffic in Arms Regulations, 22 C.F.R. §§ 120, et seq., and other controls administered by the U.S. Department of Commerce and/or the U.S. Department of State;

(ii) European Union (“EU”) export control laws and regulations, such as Council Regulation (EC) No 428/2009 and that of any of its Member States;

(iii) any other export controls adopted by a participating state of the Wassenaar Arrangement or by a country in which the Company or a Subsidiary is located, has operations or must perform obligations imposed by any Contract and any other applicable jurisdiction (clauses (i), (ii) and (iii), collectively, “Export Control Laws”);

(iv) customs and import control laws and regulations administered or enforced by (A) the U.S. government (including the U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement and their predecessor agencies), (B) the EU or any of its Member States and (C) any other applicable jurisdiction (collectively, “Import Control Laws”); and

(v) economic, trade or financial sanctions laws and regulations administered or enforced by the U.S. government (including the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State), the United Nations Security Council the EU or any of its Member States, Her Majesty’s Treasury, a participating state of the Wassenaar Arrangement or a country in which the Company or any Subsidiary is located, has operations or must perform obligations imposed by any Contract and any other applicable jurisdiction (collectively, “Sanctions”).

(b) As of the Original Agreement Date, each of the Company and each Subsidiary (i) has obtained and disclosed to Parent and made available to Parent true, correct and complete copies of all licenses, authorizations and registrations as required under Export Control Laws, Import Control Laws or Sanctions, including for any activity or transaction in which the Company or any Subsidiary engages including the export, reexport, transfer or import of products, software or technology to or from the United States, EU or any of its Member States and any other applicable jurisdiction and (ii) since the Reference

Date and, to the knowledge of the Company, from June 30, 2014 until the Reference Date, has been and currently is in compliance with the terms of such licenses, authorizations and registrations, except for any failure to comply as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

(c) As of the Original Agreement Date, there are no pending (with respect to which the Company or any of the Subsidiaries has received notice) or, to the knowledge of the Company, threatened claims or Legal Proceedings against the Company or any Subsidiary, or any of their respective Representatives, related to Export Control Laws, Import Control Laws, Sanctions or any licenses, official approvals, authorizations or registrations required thereunder and, to the knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company or any Subsidiary of the Company, or any of their respective Representatives, that would reasonably be expected to give rise to any future claims with respect to Export Control Laws, Import Control Laws or Sanctions, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. Any encryption registrations, annual or semi-annual encryption reports, license applications (or requests for guidance), requests for customs rulings or advisory opinions, and voluntary disclosures submitted by the Company or any Subsidiary and any advisory opinions, licenses or other dispositions of license applications, customs rulings, advisory opinions, guidance, charging letters, or regulatory enforcement correspondence from any Governmental Entity to the Company or any Subsidiary concerning Export Control Laws, Import Control Laws, or Sanctions submitted or received, as applicable, since the Reference Date and, to the knowledge of the Company, from June 30, 2014 until the Reference Date, and all export classification requests and export classification determinations submitted or received with respect to commodities, software or technologies exported by the Company or any Subsidiary since the Reference Date and, to the knowledge of the Company, from June 30, 2014 until the Reference Date, have been disclosed to Parent.

(d) None of the Company or its Subsidiaries, or any of their respective Representatives, is a Person that is, or is acting under the direction of, on behalf of or for the benefit of a Person that is, or is owned or controlled by a Person that is: (i) currently the target of any Sanctions, or (ii) located, organized or resident in a country or territory that is the target of applicable comprehensive administered Sanctions (currently, Crimea, Cuba, Iran, North Korea and Syria).

(e) Neither the Company nor any Subsidiary has disclosed or has been requested to disclose to any Governmental Entity in any jurisdiction any encryption keys, cryptographic algorithm keys or any information that would (themselves or in conjunction with any other such keys or information) enable any encrypted software, information or data that is used or distributed by the Company or any Subsidiary to be decrypted or accessed in any decrypted form (in whole or in part and in whatever format), in any such case, to the extent such disclosure or receipt of request to disclose would constitute a material violation of Export Control Laws, Import Control Laws or Sanctions.

2.19. Fairness Opinion. The Company Board has received an opinion from Goldman Sachs to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Per Share Cash Amount to be paid to the holders (other than Parent or any Affiliate of Parent) of Company Common Stock is fair from a financial point of view to the holders (other than Parent or any Affiliate of Parent) of Company Common Stock.

2.20. Information Supplied. The preliminary and definitive proxy materials to be filed by the Company with the SEC in connection with the Merger (as may be amended or supplemented from time to time, the “Proxy Statement”) shall not, on each applicable filing date, on the date of mailing to the Company’s stockholders and at the time of the Company Stockholder Meeting, as applicable, (i) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholder Meeting that has become misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding anything to the contrary in the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Sub or any of their respective Affiliates that is contained in (or incorporated by reference in) the Proxy Statement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub represent and warrant to the Company as follows:

3.1. Organization, Standing and Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Sub has the corporate power to own its properties and to conduct its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not have a Parent Material Adverse Effect. Neither Parent nor Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws.

3.2. Authority; Non-contravention.

(a) Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other Transactions. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly authorized by all necessary corporate action on the part of Parent and Sub (other than the adoption of this Agreement by Parent as the sole stockholder of Sub, which shall occur promptly following the execution of this Agreement). This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company of this Agreement, constitutes the valid and binding obligation of Parent and Sub, respectively, enforceable against Parent and Sub, respectively, in accordance with its terms, subject only to the effect, if any, of the Enforceability Limitations.

(b) The execution and delivery of this Agreement by Parent and Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation or bylaws of Parent and Sub, in each case, as amended to date, (ii) subject to compliance with the requirements set forth in Section 3.2(c), any material Applicable Legal Requirements applicable to Parent or Sub or any of their respective material properties or assets, or (iii) any material Contract applicable to Parent or Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii), such conflicts, violations, defaults, terminations, cancellations, accelerations, losses, consents, approvals or waivers that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity, is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger or the other Transactions, except for (i) the compliance with the applicable provisions of Delaware Law,

(ii) the filing of the Certificate of Merger, as provided in Section 1.4, (iii) such filings as may be required under the HSR Act and any applicable foreign Antitrust Law and the expiration or early termination of applicable waiting periods under the HSR Act and any applicable foreign Antitrust Law, (iv) the filing of the Proxy Statement with the SEC and such reports and filings as may be required under the Exchange Act, (v) such other filings and notifications as may be required under federal, state or foreign securities laws or the rules and regulations of the NASDAQ Global Select Market and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.3. No Prior Sub Operations. Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Original Agreement, this Agreement, the Merger and the other Transactions. Parent owns beneficially and of record all of the outstanding capital stock of Sub.

3.4. Stock Ownership. As of the Agreement Date, neither Parent nor Sub beneficially own any shares of Company Capital Stock. Neither Parent nor Sub, nor any of their “affiliates” or “associates,” has been an “interested stockholder” with respect to the Company at any time within the three-year period ending on the Agreement Date, as those terms are used in Section 203 of Delaware Law.

3.5. Information Supplied. The information supplied by Parent or Sub for inclusion in the Proxy Statement shall not, on each applicable filing date, on the date of mailing to the Company’s stockholders and at the time of the Company Stockholder Meeting, as applicable, (i) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholder Meeting that has become misleading. Notwithstanding anything to the contrary in the foregoing, neither Parent nor Sub makes any representation or warranty with respect to any information supplied by the Company that is contained in (or incorporated by reference in) the Proxy Statement.

3.6. Availability of Funds. Parent has on the Agreement Date and will have available to it upon the Effective Time, sufficient funds to consummate the Merger and the other Transactions, including payment in full of the amounts payable pursuant to Section 1.8(a) to the holders of Company Capital Stock and the holders of Company Options, Company RSUs and Company PSUs, respectively.

3.7. Absence of Litigation. As of the Original Agreement Date, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Sub, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the Original Agreement Date, to the knowledge of Parent or Sub neither Parent nor Sub is subject to any continuing Order of, or continuing investigation by, any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.8. Brokers. No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action or agreement of the Parent or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the Transactions for which the Company or any of its Subsidiaries would have any obligations or liabilities prior to the Effective Time.

3.9. No Additional Representations.

(a) Parent acknowledges and agrees that except as expressly set forth in Article II, none of Company, the Subsidiaries or any of their respective Representatives has made any representation or warranty, express or implied, to Parent, Sub or any of their respective Representatives in connection with this Agreement, the Merger or any of the other transactions contemplated hereby.

(b) In connection with the due diligence investigation of the Company and the Subsidiaries by Parent and Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, Parent and Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, Representatives and advisors have received and may continue to receive after the Agreement Date from the Company and the Subsidiaries and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, Representatives and advisors certain estimates, projections, forecasts and other forward looking information, as well as certain business plan information, regarding the Company and the Subsidiaries and their businesses and operations. Parent and Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward looking statements, as well as in such business plans, and that Parent and Sub will have no claim against the Company and the Subsidiaries, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, Representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in Article II. Accordingly, Parent and Sub hereby acknowledge and agree that neither the Company and the Subsidiaries nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, Representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in Article II.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1. Conduct of Business of the Company and the Subsidiaries. During the period from the Original Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (the “Pre-Closing Period”) except (w) to the extent expressly provided otherwise in this Agreement, (x) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), including any written (including e-mail) consent provided in connection with the Original Agreement during the period from the Original Agreement Date to the Agreement Date, (y) as set forth in Schedule 4.1 to the Company Disclosure Letter (denoting the relevant subsection below); provided that the Company will deliver a supplement to Schedule 4.1 of the Company Disclosure Letter concurrently with the execution of this Agreement, or (z) as necessary to comply with Applicable Legal Requirements or Material Contracts in effect on the Original Agreement Date or the Agreement Date and made available to Parent or entered with Parent’s prior written consent, the Company shall, and shall cause each Subsidiary to, use commercially reasonable efforts to:

(a) conduct the Business in the Ordinary Course of Business;

(b) preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having material business dealings with it; and

(c) assure that each of its Material Contracts entered into after the Original Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Merger or the other Transactions.

4.2. Restrictions on Conduct of Business of the Company and Subsidiaries. Without limiting the generality or effect of Section 4.1, during the Pre-Closing Period, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except (x) to the extent expressly provided otherwise in this Agreement or as required by Applicable Legal Requirements (provided that the Company shall, to the extent reasonably practicable and permitted by Applicable Legal Requirements, notify Parent in advance of any action proposed to be taken by the Company to comply with Applicable Legal Requirements that would otherwise not be permitted under the provisions of this Section 4.2), (y) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), including any written (including e-mail) consent provided in connection with the Original Agreement during the period from the Original Agreement Date to the Agreement Date or (z) as set forth on a subsection of Schedule 4.2 of the Company Disclosure Letter that corresponds to the applicable subsection of this Section 4.2); provided that the Company will deliver a supplement to Schedule 4.2 of the Company Disclosure Letter concurrently with the execution of this Agreement:

(a) Charter Documents. Amend its certificate of incorporation or bylaws, or comparable organizational or governing documents, other than amendments required solely due to capital contributions to foreign Subsidiaries;

(b) Dividends; Changes in Capital Stock. Declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than the payment of any dividend or distribution by any Subsidiary to the Company or another Subsidiary), change any rights with respect to its outstanding securities, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock (except, in any such case, (i) from former employees, non-employee directors and consultants (each such Person, a “Company Associate”) in accordance with agreements providing for the repurchase of shares in connection with any termination of service, (ii) by the cancellation of stock-based awards pursuant to the terms of any such award between the Company and a Company Associate upon the termination of such Company Associate’s service to the Company or (iii) in connection with withholding or “net settling” on the vesting of any Company RSUs or Company PSUs) or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up;

(c) Equity Incentive Plans, etc. (i) Accelerate, amend or change the period of exercisability or vesting of any Company Options, Company RSUs, Company PSUs or other rights granted under the Company Option Plans or the vesting of the securities purchased or purchasable under such Company Options, Company RSUs, Company PSUs or other rights or the vesting schedule or Repurchase Rights applicable to any Unvested Company Shares issued under such stock plans or otherwise, (ii) amend or change any other terms of such Company Options, Company RSUs, Company PSUs, other rights or Unvested Company Shares or (iii) authorize cash payments in exchange for any Company Options, Company RSUs, Company PSUs or other rights granted under any of such plans or the securities purchased or purchasable under those Company Options, Company RSUs, Company PSUs or other rights or the Unvested Company Shares issued under such plans or otherwise, in each case other than actions as may be necessary for the Company Board to take during the Pre-Closing Period to give effect to the provisions of this Agreement with respect to the Company Options, Company RSUs or Company PSUs;

(d) Material Contracts. (i) Enter into any Contract that would constitute a Material Contract if entered into prior to the Original Agreement Date, other than (A) entering into Contracts for the sale or licensing of Company Products or maintenance or services with respect thereto, or renewing such existing agreements, in either case, in the Ordinary Course of Business and (B) entering into Contracts for the purchase of supplies or materials for Company Products in the Ordinary Course of Business, (ii) terminate (other than allowing expiration according to its scheduled term, including failure to renew) or waive any of the material terms of any Material Contracts or (iii) amend or otherwise modify any of its Material Contracts (or any other Contract that, after giving effect to such amendment or modification, would be a Material Contract if entered into prior to the Original Agreement Date, taking into account such amendment) in such a way as to materially reduce the expected business or economic benefits thereof;

(e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any shares of its capital stock (including any Unvested Company Shares) or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than, in any such case, (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or pursuant to the settlement of Company RSUs or Company PSUs, in each case, outstanding on the Original Agreement Date or issued in compliance with this Section 4.2, (ii) the grant of Company RSUs pursuant to the terms of any offer letter to a new employee hire outstanding on the Original Agreement Date as set forth on Schedule 4.2(e)(ii) of the Company Disclosure Letter, (iii) grants of Company RSUs to employees who are newly-hired in accordance with Section 4.2(f); provided that (A) such grants may only be made to new employee hires at or below the level of senior director who have commenced employment with the Company or a Subsidiary prior to the Closing as permitted under Section 4.2(f) in share amounts consistent with past practices set forth on Schedule 4.2(e)(iii) of the Company Disclosure Letter (including any applicable standard grant size parameters by employee level), (B) none of such grants shall provide for acceleration upon any event and (C) all of such grants to employees shall vest over four years, with 25% of the total number of the shares vesting on the first anniversary of the date of grant and the remainder vesting in equal quarterly installments thereafter, (iv) annual grants in the Ordinary Course of Business and consistent in all material respects with arrangements disclosed in the Company SEC Reports; provided that (A) none of such grants shall provide for acceleration upon any event and (B) all of such grants to employees shall vest over four years, with 25% of the total number of the shares vesting on the first anniversary of the date of grant and the remainder vesting in equal quarterly installments thereafter and (v) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants of the Company in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f) Employees; Consultants; Independent Contractors. (i) Hire any additional officers or other employees, engage any consultants or independent contractors, amend any employment agreement or amend or extend the term by more than one year of any consulting agreement (except hiring of employees in the Ordinary Course of Business in accordance with, and up to two percent in excess of, the hiring plan set forth on Schedule 4.2(f) of the Company Disclosure Letter or to fill vacancies of employees other than the Chief Executive Officer of the Company and any executive who reports directly to the Chief Executive Officer of the Company that arise during the Pre-Closing Period using the Company’s standard, unmodified form of offer letter that provides for at-will employment (in jurisdictions that recognize such concept) and that does not provide for severance, acceleration or post-termination benefits not imposed by Applicable Legal Requirements), (ii) terminate the employment, change the title, office or position of any employee at or above the level of director (except that the Company may change the title of its employees, provided such changes in title do not (A) involve increases in the applicable employee’s compensation or (B) result in a title above director), or materially reduce the responsibilities of any management, supervisory or other key personnel of the Company or any Subsidiary (except for (A) terminations for cause or (B) otherwise a diminution in connection with performance or misconduct), (iii) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Legal Requirements) or (iv) incur any material Liability to its officers, directors or stockholders (other than Liabilities to pay compensation and benefits in connection with services performed in the Ordinary Course of Business);

(g) Loans and Investments. Other than (i) routine travel advances, sales commissions and draws and other business related expenses to employees and consultants of the Company or any Subsidiary in the Ordinary Course of Business, (ii) payments or loans to any Subsidiary in order to fund operations in the Ordinary Course of Business and (iii) extensions of trade credit in the Ordinary Course of Business, (A) make any loans or advances to, or any investments (other than as permitted under the Company’s corporate investment policy and in the Ordinary Course of Business) in or capital contributions to, any Person (including any officer, director or employee of the Company), (B) forgive or discharge in whole or in part any outstanding loans or advances owed to the Company by any Person or (C) amend or modify in any material respect any loan previously granted by the Company to any Person;

(h) Intellectual Property. (i) Transfer or license to any Person any rights to any Company-Owned Intellectual Property, or acquire or license from any Person any Third-Party Intellectual Property, other than in the Ordinary Course of Business or (ii) sell, dispose of, transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company outside the United States) other than providing access to Company Source Code to Authors solely in connection with their capacity to perform services for the Company or its Subsidiaries as Authors, consistent with past practice;

(i) Restrictive Covenants. Enter into any Contract that would constitute a Material Contract (if entered into prior to the Original Agreement Date) pursuant to Section 2.17(a)(v), or amend any Contract that would, after giving effect to such amendment, constitute a Material Contract (if so amended prior to the Original Agreement Date) pursuant to Section 2.17(a)(v);

(j) Dispositions. Sell, lease, or otherwise dispose of or encumber (other than in respect of Permitted Encumbrances) any of its properties or assets that are material, individually or in the aggregate, to the Business, other than (i) sales and non-exclusive licenses of Company Products in the Ordinary Course of Business, (ii) pursuant to depositions of obsolete, surplus or worn out assets that are no longer useful in conduct of the Business, or enter into any Contract with respect to the foregoing or (iii) sales of other assets in an aggregate amount not to exceed $1,000,000;

(k) Indebtedness. Incur any Liability that would be Company Debt, enter into any “keep well” or other Contract to maintain any financial statement condition, or enter into any arrangement having the economic effect of any of the foregoing, other than (i) intercompany indebtedness between the Company and one of its wholly-owned Subsidiaries issued in the Ordinary Course of Business or (ii) in connection with the financing of ordinary course trade payables consistent with past practice, letters of credit or bonds in the ordinary course of business consistent with past practice of not more than $500,000 in the aggregate;

(l) Leases. Enter into any operating lease requiring payment in excess of $300,000 per annum or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements that are more than $22,000,000 in the aggregate in any trailing four quarter period or $7,000,000 in any individual calendar quarter;

(n) Insurance. Materially adversely change the amount or terms of any insurance coverage (subject to policy changes made by carriers);

(o) Employee Benefit Plans; Pay Increases. (i) Adopt or amend in any material respect any employee or compensation benefit plan, including any stock purchase, stock issuance, stock option, bonus or cash incentive plan, or amend in any material respect any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA or Applicable Legal Requirements or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants (other than pursuant to preexisting plans, policies, or Contracts that have been made available to Parent or entered with Parent’s prior written consent) or (iv) add any new members to the Company Board or to the board of directors or similar governing body of any Subsidiary (other than to replace a member of the Company Board or the board of directors or similar governing body of such Subsidiary who resigns or is otherwise removed from such position following the Original Agreement Date and prior to the Closing), except that, in each of cases (i) through (iv), the Company or the applicable Subsidiary: (A) may amend any Company Employee Plan in order to comply with Applicable Legal Requirements and (B) may pay bonuses and commissions in accordance with past practice as set forth on Schedule 4.2(o) of the Company Disclosure Letter and the terms of the Company Employee Plan;

(p) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay (other than accrued but unpaid salary), or the acceleration of vesting or other benefits, upon a termination of employment, to any Person (other than payments or acceleration made to Persons who cease to provide services prior to the Effective Time (A) pursuant to the Company’s past practices set forth on Schedule 4.2(p) of the Company Disclosure Letter; provided that any cash component thereof shall in all events be paid prior to the Effective Time, (B) pursuant to preexisting plans, policies or Contracts that have been made available to Parent or implemented with Parent’s prior written consent or (C) as otherwise required by Applicable Legal Requirements);

(q) Legal Proceedings; Settlements. (i) Commence a Legal Proceeding other than (A) for the routine collection of accounts receivable or matters in the Ordinary Course of Business, (B) in such cases where the Company in good faith determines that failure to commence such Legal Proceeding would result in the material impairment of a valuable aspect of the Business (provided that the Company consults with Parent prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle, offer to settle or agree to settle any pending or threatened Legal Proceeding, including any such Legal Proceeding between a third party and any customers of the Company for which the Company is providing a defense or indemnity, in any such case, other than the settlement of any action, suit, proceeding, claim, arbitration or investigation (but not a criminal proceeding) that requires payments by the Company (net of insurance proceeds received and indemnity, contribution, or similar payments actually received) in an amount not to exceed, individually or in the aggregate, $1,000,000, and in each case does not involve any admission of wrongdoing or injunctive or other equitable relief;

(r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing substantially all of the assets of, or by any other manner, any business or any Person or division thereof, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(s) Taxes. (i) Make or change any material election in respect of Taxes, (ii) adopt or change any accounting method in respect of Taxes, except as required by Applicable Legal Requirements, (iii) file any material Tax Return relating to the Company or any of the Subsidiaries that has been prepared in a manner that is materially inconsistent with the past practices of the Company or such Subsidiary (unless such inconsistency is required by Applicable Legal Requirements), as applicable, or any amendment to any material Tax Return (provided that Parent will not unreasonably withhold, condition or delay its consent to such a filing), (iv) enter into any Tax sharing or similar agreement (other than Ordinary Commercial Agreements) or closing agreement or assume any Liability for Taxes of any other Person (whether by Contract (other than Ordinary Commercial Agreements) or otherwise), (v) settle any claim or assessment in respect of Taxes, (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes (other than (1) pursuant to extensions of time to file a Tax Return obtained in the Ordinary Course of Business or (2) pursuant to any extension granted in the Ordinary Course of Business in connection with an audit of Taxes to prevent the assessment or collection of a Tax), (vi) enter into intercompany transactions outside the Ordinary Course of Business giving rise to deferred gain or loss or (vii) enter into or amend any cost-sharing arrangement within the meaning of Treasury Regulation Section 1.482-7 or any other material intercompany agreement involving the transfer, license or development of intellectual property;

(t) Accounting. Materially change accounting methods, except as required by changes in GAAP;

(u) Real Property. Enter into any Contract for (i) the purchase or sale of any real property or (ii) the lease of any real property involving an aggregate amount in excess of $1,500,000 per annum for any such lease;

(v) Interested Party Transactions. Enter into any Contract that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K;

(w) Cash Management Transactions. Enter into or materially modify any currency exchange, interest rate, commodities or other hedging or derivative transactions or arrangements, or other investment or cash management transactions or arrangements other than in the Ordinary Course of Business as otherwise permitted under the Company’s corporate investment policy, a true and complete copy of which has been made available to Parent;

(x) Joint Development Contracts. Enter into or materially modify any Contract for the joint development with any other Person of any material product, system, software, content, technology or Intellectual Property by or for the Company or any of the Subsidiaries;

(y) Industry Standards Groups. Enter into any Contract relating to the membership of, or participation by, the Company or any of the Subsidiaries in, or the affiliation of the Company or any of the Subsidiaries with, any industry standards group or association in which the Company or any of the Subsidiaries contributes and/or shares in pooled patent rights; or

(z) Other. Agree in writing or otherwise to take, any of the actions described in clauses (a) through (y) of this Section 4.2.

Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1. Proxy Statement.

(a) As promptly as reasonably practicable (but in any event within 10 Business Days) following the Agreement Date, the Company shall prepare, and file with the SEC, the preliminary Proxy Statement. As promptly as reasonably practicable (but in any event within three Business Days) following the later of (i) the Company’s receipt of notice from the SEC that the SEC has completed its review of the Proxy Statement and (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, the Company shall file the definitive Proxy Statement and cause the definitive Proxy Statement to be mailed to the Company’s stockholders. The Company will cause all documents that it is responsible for filing with the SEC or other regulatory authorities in connection with the Merger to (A) comply in all material respects as to form with all applicable SEC requirements and (B) otherwise comply in all material respects with Applicable Legal Requirements; provided that any failure to comply with the foregoing with respect to the preliminary Proxy Statement that is corrected in the definitive Proxy Statement shall not be deemed to be a breach of this covenant. Except with respect to any Acquisition Proposal or as otherwise expressly provided in Section 5.3(d)-(e), prior to filing the preliminary proxy materials, definitive proxy materials or any other filing with the SEC or any other Governmental Entity in connection with the Transactions, the Company shall provide Parent with the reasonable opportunity to review and comment on each such filing in advance and the Company shall consider in good faith the incorporation of any changes reasonably proposed by Parent.

(b) The Company will notify Parent promptly of the receipt of any comments (written or oral) from the SEC or its staff (or of notice of the SEC’s intent to review the Proxy Statement) and of any request by the SEC or its staff or any other official of any Governmental Entity for amendments or supplements to the Proxy Statement or any other filing relating to the Merger or for additional/supplemental information with respect thereto, and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC, or its staff or any other official of any Governmental Entity, on the other hand, with respect to the Proxy Statement or such other filing. Except with respect to any Acquisition Proposal or as otherwise expressly provided in Section 5.3(d)-(f), the Company shall (i) consult with Parent prior to responding to any comments or inquiries by the SEC or any other Governmental Entity with respect to any filings related to the Merger, (ii) provide Parent with reasonable opportunity to review and comment on any such written response in advance and consider in good faith the incorporation of any changes reasonably proposed by Parent and (iii) promptly inform Parent whenever any event occurs that requires the filing of an amendment or supplement to the Proxy Statement or any other filing related to the Merger and the Company shall provide Parent with a reasonable opportunity to review and comment on any such amendment or supplement in advance, and consider in good faith the incorporation of any changes reasonably proposed by Parent, and shall cooperate in filing with the SEC or its staff or any other official of any Governmental Entity, and/or mailing to the Company’s stockholders, such amendment or supplement. Parent shall promptly inform the Company whenever Parent discovers any event relating to Parent or any of its Affiliates, officers or directors that is required to be set forth in an amendment or supplement to the Proxy Statement or any other filing related to the Merger.

5.2. Company Stockholder Meeting; Board Recommendation.

(a) Company Stockholder Meeting. The Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company’s stockholders (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) to be held as promptly as reasonably practicable following the Agreement Date (but in any event, no later than 20 Business Days after the date that the definitive Proxy Statement is mailed to the Company’s stockholders) for the sole purpose of (x) obtaining the Company Stockholder Approval (including any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), (y) obtaining advisory approval of the compensation that the Company’s named executive officers may receive in connection with the Merger and (z) such other matters as may be agreed by Parent. The Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and will take all other reasonable action necessary or advisable to obtain such proxies and the Company Stockholder Approval and to secure the vote of or consent of its stockholders required by and in compliance with the rules and regulations of the NASDAQ Global Select Market, the DGCL and its certificate of incorporation and bylaws. The Company (i) shall consult with Parent regarding the record date and the date of the Company Stockholder Meeting and (ii) shall not adjourn or postpone the Company Stockholder

Meeting without the prior written consent of Parent; provided that the Company may adjourn or postpone the Company Stockholder Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that the Company reasonably determines (following consultation with Parent, except with respect to any Acquisition Proposal or as otherwise provided in Sections 5.3(d)-(f)) is necessary to comply with Applicable Legal Requirements, is provided to the Company’s stockholders in advance of a vote on the adoption of this Agreement, (B) if, as of the time that the Company Stockholder Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting, (C) if, as of the time that the Company Stockholder Meeting is originally scheduled, adjournment or postponement of the Company Stockholder Meeting is necessary to enable the Company to solicit additional proxies required to obtain the Company Stockholder Approval or (D) as necessary to provide for the expiration of any time period required in Sections 5.3(d)-(e).

(b) Board Recommendation. Subject to Sections 5.3(d)-(f), (i) the Company Board shall recommend that the Company’s stockholders vote in favor of the adoption of this Agreement (the “Company Board Recommendation”) at the Company Stockholder Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Company Board has recommended that the Company’s stockholders vote in favor of the adoption of this Agreement at the Company Stockholder Meeting and (iii) neither the Company Board nor any committee thereof shall (A) fail to include the Company Board Recommendation in the Proxy Statement, (B) withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Sub, the Company Board Recommendation or (C) adopt, accept, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal (any action described in clauses (A), (B) or (C), a “Change of Recommendation”).

(c) Continuing Obligation. Subject to Section 5.2(a)(ii)(D), until the termination of this Agreement in accordance with its terms, if at all, the Company’s obligation to call, give notice or convene and hold the Company Stockholder Meeting in accordance with this Section 5.2 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Superior Proposal or by any Change of Recommendation.

5.3. No Solicitation; Acquisition Proposals.

(a) No Solicitation Generally. Subject to Section 5.3(c), Section 5.3(d) and Section 5.3(f), from and after the Original Agreement Date until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the Company Board, the Company and the Subsidiaries will not, and will direct their respective Representatives (collectively, the “Company Representatives”) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage, knowingly facilitate or knowingly induce the making, submission or public announcement of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except to provide written notice as to the existence of these provisions and to clarify the terms and conditions of any Acquisition Proposal) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (v) submit any Acquisition Proposal to the vote of any securityholders of the Company or any Subsidiary, (vi) approve any transaction, or any third party becoming an “interested stockholder,” under Section 203 of Delaware Law or (vii) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause the Subsidiaries and the Company Representatives to, immediately cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Original Agreement Date with respect to any Acquisition Proposal and shall direct any Person (and such Person’s Representatives) with which the Company has engaged in any such activities within the 12-month period preceding the Original Agreement Date to promptly return or destroy all confidential information previously provided to such Person (and such Person’s Representatives) in accordance with the applicable confidentiality agreement. If any Company Representative takes any action that the Company is obligated pursuant to this Section 5.3 not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.3.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or indication of interest (other than the Original Agreement, this Agreement, the Merger or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to, or involving: (A) any acquisition or purchase by any Person or Group, directly or indirectly, of more than 20% of the outstanding voting securities of the Company or any securities of any Subsidiary or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 20% or more of the outstanding voting securities of the Company, (B) any merger, consolidation, business combination or similar transaction involving the Company or any Subsidiary pursuant to which the stockholders of the Company immediately preceding such transaction hold securities representing less than 80% of the outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity), (C) any sale, acquisition, disposition, mortgage, pledge or other transfer of more than 20% of the assets of the Company and the Subsidiaries other than in the Ordinary Course of Business or (D) any liquidation or dissolution of the Company, or any extraordinary dividend, whether of cash or other property, in each case of clauses (A)-(D) in any single transaction or series of related transactions.

(b) Notice. The Company shall advise Parent in writing as promptly as practicable (but in no event more than one Business Day) after actual receipt by the Company and/or any Subsidiary (and/or to the knowledge of the Company, by any Company Representative) (excluding, for this purpose employees who are not directors or officers) of (i) any Acquisition Proposal, (ii) any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to an Acquisition Proposal or (iii) any request for non-public information (including access to any of the properties, books or records of the Company or any Subsidiary) that could reasonably be expected to lead to an Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and the identity of the Person or Group submitting any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request. The Company shall keep Parent informed on a reasonably prompt basis (but in no event more than one Business Day after actual receipt) of the status and material terms of, and any material amendments or modifications or proposed material amendments or modifications to, any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and any material correspondence or communications related thereto, and shall provide to Parent as promptly as practicable (but in no event more than one Business Day after receipt) a true, correct and complete copy of all written requests, proposals or offers provided to the Company, a Subsidiary or a Company Representative in connection with any such Acquisition Proposal or request (including any material amendments or modifications or proposed material amendments or modifications). The Company shall notify Parent promptly following any meeting of the Company Board at which the Company Board has determined to provide non-public information to any Person in connection with any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request.

(c) Superior Proposals. In the event that any Person or Group submits to the Company (and does not withdraw) an unsolicited, written Acquisition Proposal that the Company Board concludes in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) is, or could reasonably be expected to lead to, a Superior Proposal, then, notwithstanding anything to the contrary in Section 5.3(a), the Company may, so long as the Company Stockholder Approval has not yet been obtained, (i) enter into discussions with such Person or Group regarding such Acquisition Proposal and (ii) deliver or make available to such Person non-public information regarding the Company and the Subsidiaries; provided that, in each such case, the Company, the Subsidiaries and the Company Representatives shall have complied with each of the following: (A) none of the Company, the Subsidiaries or any Company Representative shall have violated this Section 5.3 in any material respect, (B) the Company Board first shall have concluded in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements, (C) prior to making available to any such Person any material non-public information, the Company first shall have received from such Person an executed Acceptable Confidentiality Agreement (a copy of which executed Acceptable Confidentiality Agreement shall be provided to Parent, for informational purposes only, within one Business Day of its execution) and (D) prior to or contemporaneously with delivering or making available any such non-public information to such Person, the Company shall have delivered or made available (disregarding the date limitations in the definition of “made available”) such non-public information to Parent (to the extent such non-public information has not previously been delivered or made available (disregarding the date limitations in the definition of “made available”) by the Company to Parent).

“Superior Proposal” means, with respect to the Company, an unsolicited, bona fide written offer submitted after the Agreement Date by a Person or Group to acquire, directly or indirectly, (i) pursuant to a tender offer, exchange offer, merger, consolidation or other business combination (including by means of a tender offer followed by a back-end merger) beneficial ownership of 50% or more of the outstanding voting securities of the Company or (ii) 50% or more of the assets of the Company, that the Company Board has concluded in its good faith judgment (following consultation with its outside legal counsel and a financial advisor of national standing), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the offer, including conditions to consummation and the Person making the offer, in each case deemed relevant by the Company Board (x) would be, if consummated, more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of this Agreement and (y) is reasonably likely to be consummated on the terms proposed (as determined in the good faith judgment of the Company Board).

(d) Change of Recommendation or Termination for Superior Proposal. Nothing in this Agreement shall prevent the Company Board from effecting a Change of Recommendation in connection with a Superior Proposal or the Company from terminating this Agreement pursuant to Section 7.1(h) to enter into a definitive agreement to accept a Superior Proposal if:

(i) the Company Stockholder Approval has not yet been obtained;

(ii) the Company has not breached in any material respect the provisions of Section 5.2 and this Section 5.3;

(iii) such Superior Proposal has been submitted to the Company, has not been withdrawn and continues to be a Superior Proposal;

(iv) the Company has provided to Parent at least four Business Days’ prior written notice (a “Notice of Superior Proposal”) that stated expressly (A) that the Company has received such Superior Proposal, (B) the material terms and conditions of such Superior Proposal and the identity of the Person or Group submitting such Superior Proposal and (C) that the Company Board intends to effect a Change of Recommendation (it being understood that the Notice of Superior Proposal shall not, in and of itself, constitute a Change of Recommendation for purposes of this Agreement so long as such notice clearly states that it is not a Change of Recommendation and that the Company Board has not otherwise effected a Change of Recommendation), and has provided Parent with an unredacted copy of such Superior Proposal, together with unredacted copies of all proposed transaction agreements received by the Company Board and, subject to any express restrictions imposed by the lenders thereto, any financing commitments relating thereto to the extent received by the Company Board (collectively, the “Superior Proposal Materials”), concurrently with the delivery of such Notice of Superior Proposal;

(v) the Company has, during the four-Business Day period referred to in Section 5.3(d)(iv), if requested by Parent, made the Company Representatives available to discuss and negotiate in good faith with Parent’s Representatives any modifications to the terms and conditions of this Agreement that Parent desires to propose such that such Superior Proposal would cease to constitute a Superior Proposal;

(vi) Parent has not, within four Business Days of Parent’s receipt of such Notice of Superior Proposal, made a written, binding and irrevocable (through the expiration of such four-Business Day period) offer that the Company Board has concluded in good faith (following consultation with its outside legal counsel and a financial advisor of national standing) to be at least as favorable to the Company’s stockholders as such Superior Proposal (it being agreed that (A) the Company Board shall convene a meeting to consider any such offer by Parent following the receipt thereof, (B) the Company Board will not effect a Change of Recommendation and the Company will not terminate this Agreement pursuant to Section 7.1(h) for four Business Days after receipt by Parent of such Notice of Superior Proposal and such Superior Proposal Materials and (C) any change to the financial or other material terms of such Superior Proposal shall require a new Notice of Superior Proposal to Parent and a new two-Business Day period and discussion process under this Section 5.3(d) (and all references to four-Business Day periods in this Section 5.3(d) shall be deemed two-Business Day periods for purposes of this Section 5.3(d)(vi)(C)); provided that such new Notice of Superior Proposal shall in no event shorten the original four-Business Day period); and

(vii) the Company Board has concluded in good faith (following consultation with its outside legal counsel) that, in light of such Superior Proposal and any modifications proposed by Parent pursuant to Section 5.3(d)(vi), the failure to effect a Change of Recommendation and terminate this Agreement pursuant to Section 7.1(h) (if applicable) would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements.

(e) Change of Recommendation for Intervening Event. Nothing in this Agreement shall prevent the Company Board from effecting a Change of Recommendation for a reason unrelated to an Acquisition Proposal (it being understood and agreed that any Change of Recommendation proposed to be made in response to an Acquisition Proposal may only be made pursuant to and in accordance with the terms of Section 5.3(d)) if:

(i) the Company Stockholder Approval has not yet been obtained;

(ii) the Company has not breached in any material respect the provisions of Section 5.2 and this Section 5.3;

(iii) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that, in light of material facts, events and/or circumstances that as of the Agreement Date, were unknown by the Company Board and were not reasonably foreseeable by the Company Board as of the Agreement Date (an “Intervening Event”) and taking into account the results of any discussions with Parent as contemplated by subsection (iv) and any offer from Parent contemplated by subsection (v), the failure to make a Change of Recommendation would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements; provided that in no event shall any of the following, in and of itself, constitute or be deemed an Intervening Event: (A) any determination by the Company Board that the Per Share Cash Amount payable in the Merger is not sufficient (provided that such exception shall not apply to any underlying cause for such determination), (B) the Company exceeding any earnings projections or predictions made by the Company (whether or not publicly announced) or securities or financial analysts and any resulting analyst upgrades of the Company’s securities or any change in the trading price of the Company Common Stock (provided that such exception shall not apply to any underlying cause for such performance), (C) any facts, events or circumstances resulting from any breach of this Agreement by the Company or (D) the receipt, existence or terms of any Acquisition Proposal or any matter relating thereto or the consequences thereof;

(iv) the Company has provided to Parent at least four Business Days’ prior written notice that the Company Board intends to effect a Change of Recommendation (“Notice of Intervening Event”) and if requested by Parent, the Company shall have made the Company Representatives available during the four-Business Day period to discuss with Parent’s Representatives (A) the facts, events and circumstances underlying such proposed Change of Recommendation and the Company Board’s reason for proposing to effect such Change of Recommendation and (B) any modifications to the terms and conditions of this Agreement that Parent desires to propose that that would obviate the need for the Company Board to effect such Change of Recommendation; and

(v) Parent shall not have, within the aforementioned four-Business Day period, made a written, binding and irrevocable (through the expiration of such four Business Day period) offer that the Company Board concludes in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) would obviate the need for the Company Board to effect such Change of Recommendation (it being agreed that (A) the Company Board shall convene a meeting to consider any such offer by Parent following the receipt thereof, (B) the Company Board will not effect a Change of Recommendation for four Business Days after receipt by Parent of the Notice of Intervening Event and (C) any material change in the facts, events or circumstances related to the Intervening Event shall require a new Notice of Intervening Event to Parent and a new two-Business Day period and discussion process under subsection (iv) (and all references to four-Business Day periods in this Section 5.3(e) shall be deemed two-Business Day periods for purposes of this Section 5.3(e)(v)(C)); provided that such new Notice of Intervening Event shall in no event shorten the original four-Business Day period).

(f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders that the Company Board has concluded in good faith (following consultation with its outside legal counsel) that failure to make such disclosure would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements (a “Required Fiduciary Disclosure”); provided that (A) any “stop, look, and listen” communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, and any substantially similar communication that solely constitutes a recitation of the fact that an Acquisition Proposal has been received and a factual description of the terms thereof, and that no position has been taken by the Company Board as to the advisability or desirability of such Acquisition

Proposal, shall not be deemed to be a Change of Recommendation if it is also accompanied by a public statement by the Company Board expressly reaffirming the Company Board Recommendation, (B) such Required Fiduciary Disclosure shall not be deemed to be a Change of Recommendation if it relates to an Acquisition Proposal and the text of such Required Fiduciary Disclosure includes a public statement that the Company Board is expressly reaffirming the Company Board Recommendation and (C) the Company Board shall not recommend that the Company’s stockholders tender shares of Company Capital Stock in connection with any tender or exchange offer or otherwise effect a Change of Recommendation unless specifically permitted by, and in accordance with, Section 5.3.

5.4. Access to Information.

(a) During the Pre-Closing Period, (i) the Company shall afford Parent and its Representatives reasonable access, upon reasonable notice, during business hours to (A) all of the properties, books, Contracts and records of the Company and each Subsidiary, (B) data reasonably requested by Parent regarding the Company’s equity incentive awards and related Tax compliance information and (C) all other information concerning the Company, the Business, results of operations, accounting methods, product development efforts, properties (tangible and intangible, including Intellectual Property) and personnel of the Company or any Subsidiary as Parent may reasonably request and (ii) the Company shall maintain the virtual data room established in connection with the Original Agreement and provide Parent and its Representatives access thereto; provided that with respect to clause (i), any such access shall be conducted at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Parent (A) to the extent related to an Acquisition Proposal, Change of Recommendation, Notice of Superior Proposal or Notice of Intervening Event (except as otherwise required by the terms of this Agreement) or (B) if such disclosure would (i) result in the disclosure of any trade secrets of any third party, (ii) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent in an effort to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (iii) contravene any applicable Legal Requirement, fiduciary duty, Contract or any obligation of the Company with respect to confidentiality or privacy (so long as the Company has reasonably cooperated with Parent in an effort to permit such inspection of or to disclose such information on a basis that does not contravene any such obligations with respect thereto); provided that information shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.4, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement.

(b) No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation, warranty, covenant, agreement or condition contained herein.

5.5. Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated as of March 17, 2019 (as may be amended from time to time in accordance with its terms, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms; provided that the Confidentiality Agreement is hereby amended, effective as of the Agreement Date, to extend the term by 12 months.

(b) Parent and the Company have agreed to certain communications regarding the Transactions, including (i) the text of the initial press release and Form 8-K regarding the execution of this Agreement, the Transactions and the termination of litigation between the parties and (ii) certain statements by Parent regarding the continuation after the Closing of the Company’s merchant model and licensing practices regarding standards essential patents. Except with respect to any Acquisition Proposal or Change of Recommendation and as provided in Section 5.3 or in connection with any dispute under this Agreement, the Company shall consult with Parent before issuing or making, and shall provide and shall not issue any press release or make any public statement relating to this Agreement or the Transactions without the prior written consent of Parent; provided that the Company may, without obtaining such prior consent, issue such press release or make such public statement to the extent that the Company determines in good faith (following consultation with its outside legal counsel) that such press release or public statement is required by Applicable Legal Requirements to be issued or made; provided, further, that the Company has used reasonable efforts to consult and discuss in good faith with Parent the form and content thereof prior to its release and has considered in good faith any reasonable changes that are suggested by Parent prior to releasing or making such press release or public statement. Notwithstanding anything to the contrary in the foregoing, each party may, without such consultation or consent, make any public statement in response to questions from the press analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Reports, so long as such statement is consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party). The Company shall use commercially reasonable efforts to cause the Company Representatives to comply with this Section 5.5. Prior to the Closing, (i) neither Parent nor Sub shall (and each shall cause its Affiliates and Representatives not to) contact or communicate with any of the employees, customers, licensors or suppliers of the Company or any of the Subsidiaries, without the prior written consent of the Company and (ii) the Company shall consult in good faith with Parent on the Company’s general communications strategy for customers, suppliers and employees regarding the Merger.

5.6. Regulatory Approvals.

(a) Following the execution of this Agreement, each of Parent and the Company shall apply for or otherwise continue to seek, and use its respective reasonable best efforts to obtain, or maintain in effect, all consents and approvals required to be obtained by it for the consummation of the Merger and the other Transactions. Without limiting the generality or effect of the foregoing, each of Parent and the Company shall make any filings (or any amendments thereto), if applicable, required under the HSR Act and any other additional filings (“Merger Notification Filings”), if applicable, required by the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Applicable Legal Requirements that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). The parties hereto shall promptly supply one another with any information that may be required in order to make such filings or obtain such consents and approvals. Each party hereto shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other Antitrust Law, (ii) coordinate with one another in preparing and exchanging such materials, (iii) promptly provide one another (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party to any Governmental Entity in connection with the Transactions; provided that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals or such filings, presentations or submissions, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any Applicable Legal Requirement requires such party or its subsidiaries to restrict or prohibit access to any such information and (iv) use reasonable efforts to provide one another the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with any Governmental Entity in connection with securing approvals and expiration of relevant waiting periods under Antitrust Laws, to the extent such participation is not restricted by the Governmental Entity. In addition, any party may, as it deems advisable and necessary, reasonably designate any confidential and competitively sensitive material provided to the other parties under this Section 5.6 as “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. Without limiting Parent’s cooperation obligations described in this Section 5.6 (subject to the limitations herein), Parent will control the ultimate strategy (including with respect to negotiating any remedies) for securing approvals and expiration of relevant waiting periods under Antitrust Laws.

(b) Each party hereto will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any Merger Notification Filings made pursuant hereto, (ii) any request by any officials of any Governmental Entity for amendments or supplements to any Merger Notification Filings made pursuant to, or information provided to comply in all material respects with, any Applicable Legal Requirements and (iii) any proposal by a Governmental Entity regarding a settlement of any investigation. Each party hereto will respond promptly to and comply with any request for information relating to this Agreement or the Merger Notification Filings from any Governmental Entity charged with enforcing, applying, administering or investigating any Antitrust Laws. Whenever any event occurs that is required to be set forth in an amendment or supplement to any Merger Notification Filing made pursuant to Section 5.6(a), each party hereto will promptly inform the other parties of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c) Each of Parent and the Company shall use its respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under any applicable Antitrust Laws. Parent and the Company shall take any and all of the following actions to the extent necessary to cause the expiration of the notice periods under the HSR Act or other applicable Antitrust Laws with respect to the Transactions and to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any Applicable Legal Requirements regarding the Transactions: (i) entering into negotiations, (ii) providing information required by Applicable Legal Requirements and (iii) substantially complying with any “second request” for information pursuant to applicable Antitrust Laws.

(d) Notwithstanding anything to the contrary herein, it is expressly understood and agreed that (i) if any Legal Proceeding is instituted (or threatened to be instituted) challenging the Merger or the other Transactions as violative of any Antitrust Law Parent, shall not have any obligation to litigate or contest any such Legal Proceeding or Order resulting therefrom and (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to Orders providing for (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or the Company or any of their respective Affiliates, (B) other than as set forth on Schedule 5.6(d) of the Company Disclosure Letter, the imposition of any limitation or restriction on the ability of Parent or any of its Affiliates to freely conduct their business or, following the Closing, the Business or own such assets or (C) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock (any of the foregoing, an “Antitrust Restraint”).

(e) Nothing in this Section 5.6 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) so long as such party has until such date complied in all material respects with its obligations under this Section 5.6.

5.7. Reasonable Best Efforts. Subject to the limitations set forth in Section 5.6(d), each of the parties hereto agrees to use its respective reasonable best efforts, and to cooperate with each other party hereto to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) taking all reasonable actions necessary to satisfy the respective conditions set forth in Article VI and (ii) executing and delivering such other instruments and doing and performing such other acts and things as may be reasonably necessary, appropriate or desirable to effect completely the consummation of the Merger and the other Transactions.

5.8. Third-Party Consents; Consultations.

(a) The Company shall use its commercially reasonable efforts (not to require a concession or expenditure, other than immaterial processing or consent fees, or material undertaking) to obtain, prior to the Closing, all consents, waivers and approvals required under Contracts of the Company or a Subsidiary to the extent reasonably requested by Parent. For the avoidance of doubt, the failure to obtain any such consent, waiver or approval shall not constitute a breach of covenant or agreement for all purposes of this Agreement, including Section 6.3(b).

(b) As soon as reasonably practicable after the Original Agreement Date, the Company will initiate and/or continue, as applicable, a process of informing and consulting appropriate representatives of its non-U.S. employees or the non-U.S. employees themselves, to the extent required under Applicable Legal Requirements, regarding a prospective transfer of employment to Parent or any of its Affiliates with effect following the Closing. Subject to Section 5.4 and Applicable Legal Requirements, the Company shall allow Parent or its relevant Affiliate to participate in such information and consultation process.

5.9. Notice of Certain Matters.

(a) Each party will notify the other party in writing promptly after learning of any material breach by such Person (or, in case of the Parent’s obligation to provide notice, any material breach by Sub) in any manner that would to cause any of such other party’s conditions to closing set forth in Article VI not to be satisfied. The Company will (A) notify Parent in writing reasonably promptly after receipt of a written notice from any Governmental Entity alleging that the consent of such Governmental Entity is required in order to consummate the Transactions and (B) use commercially reasonable efforts to notify Parent in writing reasonably promptly after receipt of a material written notice from any Governmental Entity concerning Export Control Laws, Import Control Laws or Sanctions.

(b) No notification given pursuant to this Section 5.9 shall affect the representations, warranties, covenants or other agreements herein or affect the satisfaction or non-satisfaction of any conditions to the obligations of the parties hereto under this Agreement or otherwise limit or affect the remedies available hereunder to Parent or the Company.

5.10. Employees and Contractors.

(a) Parent shall ensure that the Continuing Employees shall receive the benefits set forth in Schedule 5.10(a) of the Company Disclosure Letter for the period of time described therein.

(b) Except to the extent necessary to avoid the duplication of benefits, Parent shall, and shall cause the Surviving Corporation and its other Affiliates to recognize the service of each Continuing Employee with the Company or its Affiliates before the Effective Time (to the same extent recognized by the Company or its Affiliates immediately prior to the Effective Time) as if such service had been performed with Parent or its Affiliates under the terms of plans of Parent or any of its Affiliates. For the avoidance of doubt, the recognition of service under this Section 5.10(b) shall apply to eligibility and vesting and level of benefit and benefit accrual under all employee benefit plans or arrangements maintained by the Parent or its Affiliates (including vacation and severance plans) that such employees may be eligible to participate in after the Effective Time, but shall not apply for purposes of benefit accrual under a defined benefit plan.

(c) With respect to any welfare plan maintained by Parent or its Affiliates in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its other Affiliates, to the extent permitted by the relevant welfare plan, and consistent with such plans’ application to similarly situated employees of Parent or its Affiliates who are not Continuing Employees, to waive all limitations as to waiting periods, actively-at-work requirements, evidence of insurability requirements, preexisting conditions and other exclusions with respect to participation and coverage requirements applicable to such employees (and their spouses, domestic partners and dependents) to the extent such conditions and exclusions were satisfied or did not apply to such employees (or their spouses, domestic partners or dependents) under the welfare plans maintained by the Company or its Affiliates prior to the Effective Time.

(d) Notwithstanding anything to the contrary in the foregoing provisions of this Section 5.10, the provisions of Section 5.10 shall apply only with respect to Continuing Employees (and their dependents and beneficiaries) who are covered under Company Employee Plans that are maintained primarily for the benefit of employees employed in the United States (including Continuing Employees regularly employed outside the United States to the extent they participate in such Company Employee Plans). With respect to Continuing Employees not described in the preceding sentence, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, comply with all applicable Laws, directives and regulations relating to employees and employee benefits matters applicable to such employees.

(e) This Section 5.10 shall be binding upon and inure solely to the benefit of each party hereto (meaning, for the avoidance of doubt, Parent, Sub and the Company), and nothing in the Original Agreement or this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Section 5.10. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Company or any Subsidiary or any of their respective Affiliates, (ii) alter or limit the ability of Parent or any of its subsidiaries (including, after the Effective Time, the Surviving Corporation or any Subsidiary of the Surviving Corporation) to amend, modify or terminate any of the Company Employee Plans or any other benefit or employment plan, program, agreement or arrangement after the Effective Time or (iii) confer upon any current or former employee or other service provider of the Company or Subsidiaries, any right to employment or continued employment or continued service with Parent or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation or any Subsidiary of the Surviving Corporation), or constitute or create an employment or agreement with, or modify the at-will status of any, employee or other service provider.

(f) Parent shall, or shall cause the Surviving Corporation and its other Affiliates to, (i) assume and honor the obligations of the Company and the Subsidiaries under the CIC Plan and any other contracts, providing for the payment of severance set forth on Schedule 2.12(j) or Schedule 2.17(a)(vii) of the Company Disclosure Letter, in accordance with their terms, and (ii) honor all provisions with respect to vesting, accelerated vesting under the CIC Plan and any retention agreement set forth on Schedule 1.8(a) of the Company Disclosure Letter and/or payment of any Unvested Company Options, Unvested Company RSUs or Unvested Company PSUs following the Merger and cause all such provisions to apply to payment of the Unvested Cash (Options/RSUs) and Unvested Cash (PSUs) to the same extent as if the applicable Unvested Company Options, Unvested Company RSUs or Unvested Company PSUs had been assumed by Parent hereunder, subject in each case to the right to make amendments or modifications to the extent permitted by such terms and subject to any applicable Employment Offer Documents.

(g) During the period from the Original Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not (i) sponsor or maintain any new Company Employee Plan or new benefit under existing Company Employee Plans which is not in effect as of the Original Agreement Date except for non-material changes made in the Ordinary Course of Business to ERISA-covered health and welfare plans as part of an annual renewal process, (ii) increase its matching contribution formula under the Company 401(k) Plan or (iii) increase its percentage of employer cost sharing contribution to Company Employee Plans in excess of the percentage of cost sharing in effect as of the Original Agreement Date except for non-material changes to copays and deductibles (but not premiums) for any ERISA-covered health plan as part of an annual renewal process.

5.11. Equity Matters. As soon as practicable following the Original Agreement Date, the Company shall take all actions (to the extent not taken prior to the Agreement Date) with respect to the Company ESPP that are necessary to provide that: (i) with respect to any offering period in effect as of the Original Agreement Date (the “Current ESPP Offering Period”), no employee who is not a participant in the Company ESPP as of the Original Agreement Date may become a participant in the Company ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the Original Agreement Date such for Current ESPP Offering Period, (ii) subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time, (iii) if the Current ESPP Offering Period terminates prior to the Effective Time, then the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement and (iv) if any Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to the Business Day prior to the Closing Date and the final settlement or purchase of shares of Company Common Stock thereunder shall be made on that day by applying the formula set forth in Section 15(b)(2)(iv) of the Company ESPP in effect on the Original Agreement Date. The Company shall provide all required notices of the foregoing to the participants in accordance with the Company ESPP.

5.12. Termination of Benefit Plans. Unless otherwise requested by Parent in writing, at least three Business Days prior to the Closing Date, the Company shall deliver to Parent a true, correct and complete copy of resolutions adopted by the Company Board, certified by the Secretary of the Company, terminating the Company’s 401(k) Plan (the “401(k) Plan”) and the flexible spending accounts for health and dependent care (“FSAs”), effective no later than the day immediately preceding the Closing Date and contingent upon the Closing. In the event that termination of the Company’s 401(k) Plan would reasonably be expected to trigger liquidation or surrender charges, or similar fees, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than 10 Business Days prior to the Closing Date.

5.13. D&O Indemnification.

(a) From and after the Effective Time until the sixth anniversary of the Effective Time, Parent will assume, and will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and each of the Subsidiaries to their respective present and former directors and officers (the “Indemnified Parties”) pursuant to any indemnification agreements with the Company or such Subsidiary made available to Parent and any indemnification or advancement provisions under the Company’s or such Subsidiary’s certificate of incorporation or bylaws (or equivalent organizational documents) as in effect on the Original Agreement Date with respect to their acts and omissions as directors and officers of the Company or such Subsidiary occurring prior to the Effective Time, in each case, subject to Applicable Legal Requirements. From and after the Effective Time, such obligations shall be joint and several obligations of Parent and the Surviving Corporation. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to advancement, exculpation and indemnification that are at least as favorable in the aggregate to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company (or equivalent organizational documents) as in effect on the Original Agreement Date, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the Indemnified Parties, unless such modification is required by Applicable Legal Requirements.

(b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, and Parent shall cause the Surviving Corporation to maintain in effect, for the benefit of the Indemnified Parties with respect to their acts and omissions as directors and officers of the Company or any Subsidiary occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company or any Subsidiary as of the Agreement Date in the form made available or delivered by the Company to Parent prior to the Agreement Date (the “Existing D&O Policy”), to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided that: (i) the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage, including a “tail” or “runoff” insurance policy, (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute or “tail” policies) in excess of an amount equal to 300% of the most recently paid annual premium for the Existing D&O Policy (the “Maximum Premium”) and (iii) if requested by Parent, the Company shall issue a broker of record letter acceptable to Parent permitting Parent’s insurance broker to negotiate and place such “tail” or “runoff” insurance of comparable coverage, Parent shall have the right to negotiate such coverage and the Company shall reasonably cooperate therewith. In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute or “tail” policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. Notwithstanding the foregoing, if the Company in its sole discretion elects, by giving written notice to Parent at least two Business Days prior to the Effective Time, in lieu of the foregoing insurance, the Company may purchase a comparable “tail” or “runoff” extension to the Existing D&O Policy for a period of six years after the Effective Time for a premium not to exceed the Maximum Premium.

(c) This Section 5.13 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Parent and shall be enforceable by each Indemnified Party and his or her heirs and representatives, and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party (provided that any amendment, alteration or repeal prior the Effective Time shall be governed by Section 7.4). If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 5.13 that is denied by Parent and/or the Company or the Surviving Corporation, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement of expenses, then Parent, the Company or the Surviving Corporation shall pay the Indemnified Party’s costs and expenses, including reasonable legal fees and expenses, incurred by the Indemnified Party in connection with pursuing his or her claims to the fullest extent permitted by law.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume and succeed to the obligations set forth in this Section 5.13.

5.14. Section 16 Matters. Provided that the Company delivers to Parent the Section 16 Information in a timely fashion, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Legal Requirements) to cause any disposition of Company Capital Stock (including derivative securities with respect to Company Capital Stock) resulting from the transactions contemplated by Article I by each Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Section 16 Information” means, with respect to each Company Insider, the number of shares of Company Capital Stock held by such Company Insider and expected to be exchanged for cash in connection with the Merger, and the number and description of the Company Options, Company RSUs and Company PSUs held by such Company Insider and expected to be converted into the right to receive cash in connection with the Merger. “Company Insiders” means those individuals who are subject to the reporting requirement of Section 16(a) of the Exchange Act with respect to the Company.

5.15. Takeover Statute. The Company and the Company Board shall (i) take all actions necessary to ensure that no takeover statute or similar statute or regulation is or becomes applicable to this Agreement and the Transactions and (ii) if any takeover statute or similar statute or regulation becomes applicable to this Agreement or any Transactions, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other Transactions.

5.16. Certain Tax Certificates and Documents.

(a) The Company shall prior to the Closing Date deliver (a) FIRPTA documentation, including (i) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in the form reasonably requested by Parent, dated as of the Closing Date and executed by the Company, together with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Effective Time and (ii) a FIRPTA Notification Letter, in the form reasonably requested by Parent, dated as of the Closing Date and executed by the Company and (b) a certificate dated within three Business Days of the Closing from the Secretary of State of the State of Delaware certifying that the Company is in good standing. The Company shall prepare and deliver to Parent, prior to the Closing, Parent’s form of Payroll Information Release and form of Outside Auditor Limited Power of Attorney, each on forms provided to the Company by Parent, executed by the Chief Financial Officer of the Company or required authorized officer as specified therein.

(b) Notwithstanding anything to the contrary in Section 4.2(s) or otherwise in this Agreement, the Company shall deliver to Parent a draft of each U.S. federal income Tax Return (including any amended U.S. federal income Tax Return) of the Company and each Irish income Tax Return (including any amended Irish income Tax Return) of the Company’s Irish subsidiary (each, a “Reviewed Return”) not less than 20 Business Days prior to the due date (including extensions) of such Reviewed Return and shall consider in good faith incorporating in such Reviewed Return as ultimately filed any reasonable comments made in good faith by Parent not less than 10 Business Days prior to such due date (including extensions).

5.17. Director and Officer Resignations. At the request of Parent, the Company shall use commercially reasonable efforts to obtain a written letter of resignation from each of the directors and officers of the Company and from each of the directors and officers of each Subsidiary that will be effective as of immediately prior to the Effective Time.

5.18. Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will reasonably cooperate with Parent to cause (i) the delisting of the Company Common Stock from the NASDAQ Global Select Market as promptly as practicable after the Effective Time and (ii) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

5.19. Stockholder and Material Litigation. The Company shall notify Parent of, consult with Parent on and give Parent reasonable opportunity to participate (at Parent’s expense) in the defense or settlement of (i) any Legal Proceeding brought by current or former stockholders of the Company against the Company and/or its directors or officers relating to the Transactions (“Stockholder Litigation”), (ii) the Specified Legal Proceedings (as defined in Schedule 2.6 of the Company Disclosure Letter) and (iii) any Legal Proceeding by or before any Governmental Entity being initiated by or against it or any Subsidiary that is, or is reasonably likely to be, material to the Company and the Subsidiaries, taken as a whole, including any Legal Proceedings related to Anti-Corruption Laws, Export Control Laws or Sanctions. Without limiting the foregoing, but subject to Section 4.2(q), the Company shall (A) control the defense and settlement of any such Legal Proceedings, (B) keep Parent reasonably informed of the status and material details of any such Legal Proceedings, (C) give Parent the opportunity to participate in, review and comment (which comments the Company shall consider in good faith) on all material filings or responses to be made by the Company in the defense or settlement of any such Legal Proceedings and (D) not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Stockholder Litigation, or consent to the same without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that Parent’s consent in this clause (D) shall not be required if the settlement involves (I) solely (x) the payment of an aggregate amount not to exceed the amount set forth in Schedule 5.19 of the Company Disclosure Letter and (y) supplemental disclosure (provided that Parent shall be given reasonable opportunity to review and comment on any supplemental disclosure and the Company shall consider in good faith any changes thereto proposed by Parent), (II) no admission of wrongdoing or liability, (III) no injunctive or similar relief, (IV) a complete and unconditional release by the named plaintiffs of all defendants in respect of all disclosure claims then pending relating to this Agreement, the Merger or the other Transactions and (V) the withdrawal or dismissal of all claims and actions then pending relating to this Agreement, the Merger or the other Transactions.

5.20. Amendment to Supply Agreement. Each of Parent and the Company hereby agrees, on behalf of themselves and their respective subsidiaries, that that certain Addendum to the Master Purchase Agreements, dated as of July 8, 2019, by and between (i) Parent and Cisco Systems International B.V., a Netherlands corporation and wholly owned subsidiary of Parent, and (ii) the Company and Acacia Communications (Ireland) Limited, a Subsidiary of the Company, is hereby amended, effective as of the Agreement Date, to remove Section 7 thereof, which section shall have no further effect.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto (it being understood that each such condition is solely for the benefit of the parties hereto and may be waived in writing by their mutual agreement without notice, liability or obligation to any Person):

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Orders; Illegality. No Order issued by any Governmental Entity of the United States of competent jurisdiction preventing the consummation of the Merger shall be in effect, and no Applicable Legal Requirement in the United States shall have been enacted that prohibits, makes illegal or enjoins the consummation of the Merger.

(c) HSR Act. All applicable waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or early termination of such waiting periods shall have been granted, it being understood that the existing clearance of the Merger under the HSR Act, to the extent still in effect, shall be deemed to satisfy the condition set forth in this Section 6.1(c).

6.2. Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company (it being understood that each such condition is solely for the benefit of the Company and may be waived in writing by the Company in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. (i) The representations and warranties of Parent in the first sentence of Section 3.1, Section 3.2(a), Section 3.4 and Section 3.8 shall be true and correct in all material respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date) and (ii) all other representations and warranties of Parent in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate to such effect signed on behalf of Parent by a duly authorized officer of Parent.

(b) Covenants and Agreements. Parent and Sub shall have performed and complied in all material respects with all covenants and other obligations in the Original Agreement and this Agreement required to be performed and complied with by Parent and Sub at or prior to the Closing. The Company shall have a received a certificate to such effect signed on behalf of Parent and Sub by a duly authorized officer of Parent and Sub.

6.3. Additional Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Parent (it being understood that each such condition is solely for the benefit of Parent and may be waived by Parent in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. (i) The representations and warranties of the Company in the first sentence of Section 2.1(a), Section 2.2(a), Section 2.3, Section 2.15, Section 2.19 and Section 2.20 shall be true and correct in all material respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date) and (ii) the representations and warranties of the Company in Section 2.3(b) and Section 2.3(c), disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(b) Covenants and Agreements. The Company shall have performed and complied in all material respects with the covenants and other obligations in Section 5.1, Section 5.2, Section 5.3, Section 5.5, Section 5.7, Section 5.15, Section 5.17, Section 5.18 and Section 5.19 required to be performed and complied with by it at or prior to the Closing. The Company shall not have intentionally or materially breached any other covenants or obligations in this Agreement required to be performed and complied with by it at or prior to the Closing. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(c) Injunctions or Restraints on Conduct of Business. (i) No Order shall have been issued by any court of competent jurisdiction in the United States, and no other Applicable Legal Requirement shall have been enacted, entered, enforced or deemed applicable to the Transactions by a Governmental Entity of the United States that shall be in effect and that provides for an Antitrust Restraint and that would prevent or condition the consummation of the Merger (provided that Parent shall not be permitted to assert this condition if such Antitrust Restraint is principally caused by a material breach by Parent of Section 5.6) and (ii) there shall not be pending any Legal Proceeding brought by any Governmental Entity of the United States seeking any of the foregoing.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1. Termination. At any time prior to the Effective Time, this Agreement may be terminated and the Merger abandoned by action taken or authorized by the board of directors of the terminating party or parties, which action (x) in the case of termination pursuant to Section 7.1(a), Section 7.1(b), Section 7.1(c), Section 7.1(e) or Section 7.1(f), may be taken or authorized before or after the Company Stockholder Approval has been obtained, (y) in the case of termination pursuant to Section 7.1(g) or Section 7.1(h), may be taken or authorized only before the Company Stockholder Approval has been obtained and (z) in the case of termination pursuant to Section 7.1(d), may be taken or authorized only after the Company Stockholder Meeting has been held at which a vote was taken on the Company Stockholder Approval:

(a) by mutual written consent duly authorized by the Company Board and the board of directors of Parent (or in either case a duly authorized committee thereof);

(b) by either Parent or the Company, if the Closing shall not have occurred on or before June 14, 2021, or such other date that Parent and the Company may agree upon in writing (the “End Date”); provided that in no event shall a party shall be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Merger by the End Date is principally caused by the breach by such party of this Agreement;

(c) by either Parent or the Company, if a Governmental Entity of the United States shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order or other action is final and non-appealable; provided that the right to terminate pursuant to this Section 7.1(c) shall not be available to any party that has materially breached its obligations under this Agreement in any manner that principally caused the existence of such Order or action in any material respect;

(d) by either Parent or the Company, if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Stockholder Meeting or at any adjournment or postponement thereof;

(e) by the Company, upon a breach of any covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become inaccurate, in either case such that the condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such breach or inaccuracy is curable within 30 days (but not later than the End Date) by Parent, then the Company may not terminate this Agreement pursuant to this Section 7.1(e) for 30 days (or until the End Date) after delivery of written notice from the Company to Parent of such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach or inaccuracy is cured during such period);

(f) by Parent, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such breach or inaccuracy is curable within 30 days (but not later than the End Date) by the Company, then Parent may not terminate this Agreement pursuant to this Section 7.1(f) for 30 days (or until the End Date) after delivery of written notice from Parent to the Company of such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(f) if such breach or inaccuracy is cured during such period);

(g) by Parent, if a Triggering Event shall have occurred; or

(h) by the Company, if the Company Board has determined to enter into a definitive agreement to accept a Superior Proposal; provided that the Company may terminate this Agreement pursuant to this Section 7.1(h) only if the Company: (i) has complied in all material respects with Section 5.3(d) with respect to such Superior Proposal, (ii) concurrently enters into a definitive agreement pursuant to which such Superior Proposal is to be effected and (iii) has paid, or concurrently pays, to Parent all amounts due pursuant to Section 7.3(b) in accordance with the terms specified therein.

A “Triggering Event” shall be deemed to have occurred if: (A) a Change of Recommendation shall have been effected or occurred for any reason, (B) the Company shall have materially breached Section 5.2 or Section 5.3, (C) the Company Board fails to reaffirm the Company Board Recommendation within 10 Business Days after Parent requests in writing that such recommendation be reaffirmed in response to an Acquisition Proposal or material modification to an Acquisition Proposal that has been publicly announced or otherwise becomes publicly known (or if such request is delivered less than 10 Business Days, but more than three Business Days, prior to the Company Stockholder Meeting, then the Company Board shall be required to reaffirm such recommendation no later than one Business Day prior to the Company Stockholder Meeting), (D) the Company, the Company Board or any Company Representative shall resolve, propose or agree to do any of the foregoing or (E) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent and the Company fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company unconditionally recommends rejection of such tender or exchange offer (the “Rejection Recommendation”) or fails to reaffirm the Rejection Recommendation in any press release published by the Company (or by any of its Affiliates or Representatives) or in any Schedule 14D-9 filed by the Company with the SEC, in each case relating to such tender offer or exchange offer, at any time after the foregoing 10 Business Day period.

7.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of Parent or the Company or their respective stockholders or Representatives; provided that (x) Section 5.5(a) (Confidentiality), this Section 7.2 (Effect of Termination), Section 7.3 (Expenses and Termination Fees) and Article VIII (General Provisions) shall remain in full force and effect and survive any termination of this Agreement and (y) except as provided in Sections 7.3(c) and (e), nothing herein shall relieve any party hereto from liability in connection with any fraud or willful and material breach prior to such termination with respect to any of such party’s covenants or other obligations set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken, or a failure to act, which the breaching party knew, or reasonably should have known, would, or would reasonably be expected to, result in a material breach of this Agreement.

7.3. Expenses and Termination Fees.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with the Original Agreement, this Agreement and the Transactions shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Company Payment. The Company shall pay to Parent a cash amount equal to $197,000,000 (the “Termination Fee”) in the event that this Agreement is terminated: (i) pursuant to Section 7.1(g), (ii) pursuant to either Section 7.1(b) or Section 7.1(d) at a time when Parent would have been entitled to terminate pursuant to Section 7.1(g), (iii) pursuant to Section 7.1(h) or (iv) pursuant to either Section 7.1(b) (prior to the Company receiving the Company Stockholder Approval), Section 7.1(d) or Section 7.1(f) and, in the case of this clause (iv), (A) after the Agreement Date and prior to such termination, an Acquisition Proposal with respect to the Company was publicly disclosed and not publicly withdrawn, and (B) within 12 months following the termination of this Agreement, either an Acquisition with respect to the Company is consummated or the Company enters into a Contract providing for an Acquisition that is subsequently consummated (even if consummated following such 12-month period). The Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds to an account designated by Parent promptly but in no event later than: (A) for a termination described in clause (i) or (ii), within two Business Days after the date of such termination, (B) for a termination described in clause (iii), prior to or concurrently with such termination or (C) for a termination described in clause (iv), within two Business Days after the date of the consummation of such Acquisition.

(c) The Company acknowledges that (i) the agreements contained in Section 7.3(b) are an integral part of the Transactions, (ii) the amount of, and the basis for payment of, the fees and expenses described therein is reasonable and appropriate in all respects and (iii) without this agreement, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the fee due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment for the amount set forth in Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount set forth in Section 7.3(b) at the prime rate of Bank of America, N.A. in effect from time to time from the date such payment was required to be made hereunder. Payment under Section 7.3(b) and this Section 7.3(c) shall be made by wire transfer of immediately available funds to an account designated by Parent. Payment of the Termination Fee (and any additional amounts required under this Section 7.3(c)) to Parent by the Company in accordance with this Agreement shall be the sole and exclusive remedy of Parent and shall be deemed to be liquidated damages for any actual or purported breach of this Agreement and for any and all losses or damages suffered or incurred by Parent or any of its Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination and, after such payment has been made, the Company and its Affiliates shall have no further liability for any such actual or purported breach or for any and all losses or damages suffered or incurred by Parent or any of its Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination.

(d) “Acquisition” means any of the following transactions (other than the Transactions): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction or series of transactions involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction or series of transactions hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or series of transactions or any direct or indirect parent thereto, (ii) a sale or other disposition in a transaction or series of transactions by the Company or the Subsidiaries of assets representing in excess of 50% of the aggregate fair market value of the assets of the Company and the Subsidiaries immediately prior to such transaction or series of transactions or (iii) the acquisition by any Person or Group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, in a transaction or series of transactions, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the shares of Company Common Stock outstanding immediately prior to such transaction or series of transactions.

(e) The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different time and the occurrence of different events.

7.4. Amendment. Subject to Applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after the Company Stockholder Approval has been obtained pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that, after the Company Stockholder Approval has been obtained, no such amendment shall be made to the extent that Applicable Legal Requirements would require further approval by the Company’s stockholders without such further stockholder approval.

7.5. Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The agreement of Parent to any extension or waiver shall be deemed to be the agreement of Sub to such extension or waiver. No delay in exercising any rights under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision of this Agreement. Each of the parties hereto agrees that (i) the waiver delivered by Parent and Sub to the Company on January 1, 2021 and (ii) the notices of the termination of the Original Agreement delivered by the Company to Parent and Sub are rescinded, terminated and shall have no further effect.

ARTICLE VIII

GENERAL PROVISIONS

8.1. Non-Survival of Representations and Warranties. If the Merger is consummated, the representations and warranties of Parent, Sub and the Company contained in the Original Agreement, this Agreement, the Company Disclosure Letter (including any exhibit, schedule or annex to the Company Disclosure Letter), any updates to the Company Disclosure Letter delivered pursuant to the terms of this Agreement (including any exhibit, schedule or annex thereto) and the other agreements, certificates and documents contemplated by the Original Agreement and this Agreement shall expire and be of no further force or effect as of the Effective Time, and only such covenants and agreements of Parent and the Company in this Agreement and the other agreements, certificates and documents contemplated by this Agreement that by their terms survive the Effective Time shall survive the Effective Time.

8.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally, by commercial delivery service or mailed by registered or certified mail (return receipt requested), or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile or e-mail (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent, to:

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134

Attention: General Counsel

Facsimile No.: (408) 525-2912

Telephone No.: (408) 526-4000

Email: corpdevnotice@cisco.com

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Attention: Douglas N. Cogen

                  Ken S. Myers

Facsimile No.: (650) 938-5200

Telephone No.: (650) 988-8500

Email: DCogen@fenwick.com

            KMyers@fenwick.com

(b)	if to the Company, to:

Acacia Communications, Inc.

3 Mill and Main Place, Suite 400

Maynard, MA 01754

Attention: Janene I. Asgeirsson

Telephone No.: (978) 254-2759

Email:               JAsgeirsson@acacia-inc.com

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Andrew Bonnes

                Jay E. Bothwick

Facsimile No.: (617) 526-5000

Telephone No.: (617) 526-6000

Email: andrew.bonnes@wilmerhale.com

            jay.bothwick@wilmerhale.com

8.3. Interpretation.

(a) When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. When a reference is made to a Schedule, such reference shall be to a Schedule of the Company Disclosure Letter. Where a reference is made to an Applicable Legal Requirement, such reference is to such Applicable Legal Requirement as then in effect. Where a reference is made to a Contract or instrument such reference is to such Contract or instrument as then in effect. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provide to” and “deliver to” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively and (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement and (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute as then in effect, and to the rules and regulations promulgated thereunder. References to “$” and “dollars” are to the currency of the United States. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Notwithstanding anything to the contrary, references in the Company Disclosure Letter to “the Agreement Date” are to “the Original Agreement Date.”

(c) Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place.

(d) The 1.0% threshold established by the parties hereto with respect to the Company’s capitalization in Section 6.3(a) shall not, in and of itself, constitute an economic benchmark for determining whether any Effect shall be deemed to be material in relation to the Company and the Business or shall be deemed to constitute a Material Adverse Effect.

8.4. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

8.5. Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all schedules and exhibits attached hereto, and the Company Disclosure Letter, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms as amended hereunder, and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder, except the Indemnified Parties as expressly set forth in Section 5.13.

8.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment or delegation without such prior written consent shall be null and void, except that Parent may make such assignment or delegation to any direct or indirect wholly-owned subsidiary of Parent without the prior consent of any other party hereto; provided that Parent shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

8.7. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8. Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

8.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of laws, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions and thereby, and hereby waive, and agree not to assert, as a defense in any Legal Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Legal Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Legal Proceeding shall be heard and determined in such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by Applicable Legal Requirements, shall be valid and sufficient service thereof.

8.10. Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

8.11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

8.12. Original Agreement. Each of the parties hereto agrees and confirms that the Original Agreement is hereby amended and restated in its entirety, and is in force and effect only as so amended and restated.

[signature page follows]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amended and Restated Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized.

CISCO SYSTEMS, INC.

By:	/s/ Mark Gorman
Name: Mark Gorman
Title: Vice President and Assistant Secretary

AMARONE ACQUISTION CORP.

By:	/s/ Mark Gorman
Name: Mark Gorman
Title: Vice President and Assistant Secretary

[SIGNATURE PAGE TO AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER]

ACACIA COMMUNICATIONS, INC.

By:	/s/ Murugesan Shanmugaraj
Name:	Murugesan Shanmugaraj
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER]